Exhibit 10.1

EXECUTION COPY

Share Purchase Agreement

between

SOLIS BOND COMPANY DESIGNATED ACTIVITY COMPANY

as Seller

and

THEIA INVESTMENT (NETHERLANDS) 1 B.V.

as Purchaser

relating to

the sale and purchase of the entire issued share capital of Zonnepark Rilland B.V.

Contents

1	Definitions	2

2	Sale, purchase, transfer AND ASSIGNMENT	3

3	Purchase Price	3

4	LEAKAGE	5

5	Loans	6

6	CONDUCT PRIOR TO COMPLETION	6

7	CONDITIONs PRECEDENT	8

8	Completion	9

9	Post-Completion obligations	11

10	Warranties	12

11	W&I insurance policy	13

12	Tax	14

13	Confidentiality and announcements	15

14	Consequences of Termination	17

15	Miscellaneous	17

16	Notices	20

17	Language	22

18	Counterparts	22

Schedules

THIS AGREEMENT IS DATED 16 JANUARY 2024 AND MADE BETWEEN:

(1)	SOLIS BOND COMPANY DESIGNATED ACTIVITY COMPANY, a designated activity company (limited by shares) incorporated under the laws of Ireland, having its registered office address at Suite 9/10, Plaza 212, Blanchardstown Corporate Park 2, Blanchardstown, Dublin, Ireland, registered with the SPV registration office of Dublin, Ireland under number 679734 (the “Seller”); and

(2)	THEIA INVESTMENT (NETHERLANDS) 1 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and its registered office address at Laarderhoogtweg 25, 1101EB Amsterdam, registered with the Netherlands trade register under number 88124371 the “Purchaser”).

Background:

(A)	The Seller holds the legal and beneficial title to 3 ordinary shares with a nominal value of EUR 1 (one euro) (the “Shares”), constituting 100% (one hundred per cent) of the issued and outstanding share capital of Zonnepark Rilland B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Woensdrecht, the Netherlands and its registered office address at Westblaak 35, 3012 KD Rotterdam, the Netherlands, registered with the commercial register (Handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 69321361 (the “SPV” or the “Company”);

(B)	SPV has developed and operates a solar park, with a maximum total production capacity of approx. 11.8 MWp located in Kreekrakweg in Rilland, the Netherlands (the “Project”). For the purpose of its operation of the Project, SPV:

a.)	is, pursuant to a deed of establishment of a right of superficies and a leasehold dependent right of superficies dated 7 December 2017 (the “Rilland Right of Leasehold and Superficies” or the “Property Rights”);

b.)	has entered into an agreement for the purchase of Sustainable Electricitiy with ENGIE Energie Nederland N.V. on 19 July 2018 (the “Rilland PPA”);

c.)	has entered into an operations and management contract with Uper Energy Europe B.V. on 24 October 2018 entitled “O&M Contract Zonnepark Rilland the “Rilland O&M Agreement”); and

d.)	has entered into a Management Services Agreement on 24 October 2018 with Cooperatie Unisun Energy U.A. (the “Rilland MSA”);

e.)	obtained financing by way of:

(i)	the Seller issuing the Solis Bond; and

(ii)	(initially through a different group company but ultimately) applying part of the proceeds of the Solis Bond to make a loan to the SPV, as documented in the intercompany loan agreement of 23 March 2021 (the “Shareholder Loan” and this agreement the “Shareholder Loan”).

(C)	The Seller initiated a sale of their wider group solar activities through a controlled auction process and the Purchaser, after making a bid for the Project through the acquisitions of the Shares, was selected as the purchaser of the Shares.

(D)	During that auction process, the Seller granted the Purchaser, together with its professional legal, financial, tax and other advisors, and other Representatives, the opportunity to conduct a due diligence review into all aspects of the Shares, the SPV and the Business, including by (i) providing the Purchaser and its Representatives with vendor due diligence reports prepared by Seller’s advisers for purposes of the Transaction, (ii) granting them access to an electronic data room prepared for that purpose, (iii) organising site visits and (iv) allowing them to address any topic and to ask all questions they deemed material in connection with the Transaction. On that basis, the Purchaser together with its Representatives, completed a legal, commercial, financial, technical and tax due diligence review with respect to the SPV and its Business (the “Due Diligence Review”).

(E)	The Purchaser, at its own cost and for its benefit, took out a warranty and indemnity liability insurance policy with Acquinex A/S (Netherlands branch) (the “W&I Insurer”) which is (or shall as soon as it has been issued be) attached hereto as Schedule 2 (the “W&I Insurance Policy”).

(F)	Each of the Parties obtained all necessary corporate and other internal approvals to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

(G)	The Purchaser has secured the funds necessary to consummate the transactions contemplated by this Agreement.

(H)	The Parties have, to the extent required in relation to the Transaction, complied with the provisions of the Social and Economic Council Merger Regulations (SER-Fusiegedragsregels 2015) and the Act on the works councils (Wet op de ondernemingsraden).

(I)	The Seller wishes to sell and transfer to the Purchaser and the Purchaser wishes to purchase and accept the Shares from the Seller, on the terms and subject to the conditions of this Agreement (the “Transaction”).

IT IS AGREED as follows:

1	Definitions

Capitalized terms in this Agreement have the meanings set out in Schedule 1, which Schedule also provides guidelines on the interpretation of this Agreement.

2	Sale, purchase, transfer AND ASSIGNMENT

2.1	Sale and purchase of Shares

(a)	The Seller hereby sells the Shares to the Purchaser and the Purchaser hereby purchases the Shares from the Seller, on the terms and subject to the conditions of this Agreement.

2.2	Transfer

(a)	The Seller undertakes to transfer the Shares sold by it to the Purchaser and the Purchaser agrees to accept the Shares from the Seller, on the Completion Date, free from Encumbrances, and with all rights attached to them, on the terms and subject to the conditions of this Agreement.

(b)	Subject to Completion and without prejudice to the other provisions of this Agreement, the economic benefit and burden of the Shares and all of the assets and liabilities and businesses of the SPV shall be for the risk and account (voor rekening en risico) of the Purchaser as from the Effective Date. The foregoing shall not preclude the Purchaser from claiming any amount in connection and in accordance with the provisions of this Agreement.

2.3	Shareholder Loan

The Seller undertakes to assign all rights and obligations under the Shareholder Loan to the Purchaser on the Completion Date and the Purchaser hereby undertakes to accept such assignment from the Seller. Such assignment shall be for the nominal value of the amount outstanding under the Rilland Shareholder Loan (including any interest and cost due or accrued on the Completion Date) (the “Shareholder Loan Nominal Value”) and be included in the Deed of Assignment and Transfer.

3	Purchase Price

3.1	Purchase Price

3.1.1	The Purchase Price for the Shares and the assignment of the Shareholder Loan shall amount to:

(a)	EUR 2,801,142 (two million eight hundred one thousand one hundred and forty-two euro) a calculation of which is included in Schedule 4 plus (if applicable) an amount equal to the interest accrued on the Intra-Group Payments Receivable up to Completion (the “Base Purchase Price”); minus

(b)	the Leakage Amount (if any); minus

(c)	the Additional Leakage Amount (if any); plus

(d)	the Shareholder Loan Nominal Value; plus

(e)	the Earn-Out Payment (if any), which shall be paid pursuant to Schedule 11;

the “Purchase Price”)

3.2	Completion Payment

3.2.1	On Completion, the Purchaser shall pay to the Notary Account the sum of:

(a)	the Base Purchase Price minus the Leakage Amount; plus

(b)	the Shareholder Loan Nominal Value,

(the “Completion Amount”).

3.2.2	The payment referred to in Clause 3.2.1 shall be made without any set-off or counterclaim and in addition will be free and clear of, and without any deduction of withholding for or on account of, any tax or other deductions of any nature.

3.3	Intra Group Payments

3.3.1	Over the course of 2023, the SPV has (i) made certain payments to or on behalf of the Seller and (ii) has received certain payments from or on behalf of the Seller, which have not been processed in the SPV’s administration (the “Intra-Group Payments”). The Seller and the SPV will label: (i) those Intra-Group Payments from the SPV as a receivable against the Seller. In addition, the Seller and the SPV shall label any 2023 payments received by the SPV from or on behalf of the Seller as a payable. Such payables shall serve to reduce the receivable created by the Intra-Group Payments (the resulting amount: the “Intra-Group Payments Receivable”).

3.3.2	The Seller undertakes to procure that the SPV seeks a ruling indicating that the Tax Authorities agree with the SPV’s labelling and treatment of the Intra-Group Payments as receivable and therefore not as repayment of the Shareholder Loan (the “Ruling”). The Seller shall procure that a draft Ruling shall be provided to the Purchaser for its consideration, before being submitted to the Tax Authorities. The Purchaser shall have seven (7) Business Days to provide its comments, absent which the SPV shall be authorised to submit the Ruling to the Tax Authorities.

3.4	Assignment and Set-Off

3.4.1	Unless it is at such time apparent that the Tax Authorities have not agreed with the labelling of the Intra-Group Payments, as part of Completion and immediately following the transfer of the Shares, the Seller, the SPV and the Purchaser shall enter into an assignment agreement in which:

(a)	the SPV shall assign the Intra-Group Receivable (including all accrued interest up to the date of Completion: which amount: the Intra-Group Payments Amount) to the Purchaser; and

(b)	the resulting receivable of the Purchaser against the Seller in the amount of the Intra-Group Payments Amount, is set-off against the Purchaser’s obligation to pay the Completion Amount (in as far as possible against the Base Purchase Price),

(the “Assignment and Set-Off Agreement”).

3.4.2	If the Tax Authorities have not agreed with the labelling of the Intra-Group Payments, the Seller and the Purchaser, acting reasonably, shall discuss in good faith on the relabelling and funds flow at Completion, that will, where possible, optimise both Parties’ tax position.

4	LEAKAGE

4.1	No leakage

4.1.1	The Seller covenants to the Purchaser that in the period following and including the Effective Date up to the Completion Date (the “Interim Period”) no Leakage will occur except for Permitted Leakage.

4.1.2	If Leakage is incurred in the Interim Period, the amount of Leakage resulting from such breach of the covenant of this Clause 4.1.1 (the “Leakage Amount”) is deducted on a euro-for-euro basis from the Purchase Price in accordance with Clause 3.1.1 and taken into account in determining the Completion Amount pursuant to Clause 3.2.1. In addition, the Seller shall indemnify the Purchaser for any and all Additional Leakage on a euro for-euro basis.

4.2	Leakage Tax Benefits

Any amount of (Additional) Leakage shall be calculated on an after-Tax basis by deducting the Leakage Tax Benefit.

4.3	Leakage notice

Ultimately ten (10) Business Days prior to Completion the Seller shall deliver a notice to the Purchaser setting out the Leakage Amount, providing sufficient detail as to enable the Purchaser to assess the amount and basis for the Leakage Amount attributable for the SPV (the “Leakage Notice”). Save for fraud or manifest error, the Leakage Notice shall be binding for the purposes of determining the Completion Amount.

4.4	Additional Leakage

4.4.1	If and to the extent that the Purchaser, within six (6) months from Completion, identifies that (i) there has been any Leakage (other than Permitted Leakage) and no adjustment to the Completion Amount was made in respect of such Leakage in accordance with Clause 3.1 or otherwise reimbursed to or on behalf of the SPV by the Seller, or (ii) when a Leakage Tax Benefit is denied, reversed or otherwise incorrectly taken into account when determining the Leakage Amount ((i) and (ii) together referred to as “Additional Leakage”), then the following shall apply:

(a)	the Purchaser may, within six (6) months from Completion, deliver a written notice to the Seller setting out the Additional Leakage together with reasonable detail and evidence of the Additional Leakage as to enable the Seller to assess the Additional Leakage and the basis therefore and all underlying documents (the “Additional Leakage Notice”);

(b)	the Seller may, within 20 Business Days of receipt of the Additional Leakage Notice, deliver a written notice to the Purchaser disputing the Additional Leakage (the “Dispute Notice”), following which the Seller and the Purchaser must negotiate in good faith to agree the Additional Leakage. If the Seller and the Purchaser do not agree the Additional Leakage within 20 Business Days of delivery of the Dispute Notice, the Additional Leakage will be determined by an Independent Expert in accordance with the following:

(i)	the terms of reference for the Independent Expert will be to determine the Additional Leakage, if any, within 30 Business Days of appointment;

(ii)	the Independent Expert will be entitled to determine the procedure applicable to its determination;

(iii)	the Seller and the Purchaser must each promptly provide access to all information and staff as may be requested by the Independent Expert;

(iv)	the Independent Expert will act as expert and not as arbitrator;

(v)	the Independent Expert will determine the dispute by means of a binding advice (bindend advies);

(vi)	the Seller and Purchaser may each require that the Independent Expert meet with the Seller’s accountants or the Purchaser’s accountants, as the case may be, immediately upon engagement of the Independent Expert;

(vii)	the costs of the Independent Expert will be borne as determined by the Independent Expert; and

(viii)	the Seller and Purchaser must each fully comply with the binding advice as rendered by the Independent Expert.

(c)	if any Additional Leakage is agreed or determined in accordance with this Clause 4.4.1 is to be paid to the Purchaser, the Seller must reimburse the Purchaser on a euro-for-euro basis within ten (10) Business Days of agreement or determination in accordance with this Clause an amount equal to the amount of Additional Leakage (“Additional Leakage Amount”). In the event Seller has not reimbursed Purchaser for the Additional Leakage Amount within the ten (10) Business Days as referred to in the preceding sentence, it is understood that any costs reasonably incurred by the Purchaser in making recovery of the Additional Leakage Amount shall be for the account of Seller and shall be included in the Additional Leakage Amount for the purpose of this Agreement.

4.4.2	Any and all liability of the Seller will lapse in respect of Additional Leakage if and to the extent no Additional Leakage Notice is filed in respect of any such Additional Leakage within six (6) months after Completion.

5	Loans

Ultimately ten (10) Business Days prior to Completion, the Seller shall procure that the relevant member or members of Seller’s Group shall provide the Purchaser with one or more letter(s), stating the Shareholder Loan Nominal Value.

6	CONDUCT PRIOR TO COMPLETION

6.1	As from the date of this Agreement (the “Signing Date”) until Completion, the Seller shall:.

(a)	permit the Purchaser and its Representatives to have reasonable access, during regular business hours and upon reasonable advance notice, to the Property, and to the books and records of, the SPV;

(b)	furnish to the Purchaser and its Representatives any information with respect to the SPV that the Purchaser and its Representatives may reasonably request;

(c)	use all reasonable efforts to procure that the SPV shall act in the ordinary course of business consistent with past practice and preserve, in all material respects, its relationships with any customer, supplier, service providers and any Governmental Authority.

6.2	As from the Signing Date until Completion, the Seller shall promptly inform the Purchaser of any material adverse change in relation to SPV, its Business, the Shares or the Property Rights including any possible breach of the Warranties or other breach of this Agreement of which the Seller becomes aware.

6.3	Notwithstanding any of the other restrictions set out in this Agreement and except as otherwise provided in this Agreement or as the result of the fulfilment of any obligations of any agreement included in the Disclosed Information, the Sellers shall procure that the Company shall not:

(a)	create, allot, issue, repurchase or redeem any shares or other securities in the SPV;

(b)	issue, or grant any option in respect of, any shares in or loans to the SPV or make any distributions of profits or reserves (whether in cash or in kind);

(c)	enter into any agreements and/or deeds relating to the Property Rights;

(d)	sell, convey, transfer or otherwise dispose or assign the Property Rights or grant any rights, encumbrances (or easements over the Property Rights or enter into any material covenants affecting the Property Rights or agree to do any of the foregoing;

(e)	cancel, terminate, permit to lapse, or materially modify any insurance policy;

(f)	sell, transfer or otherwise dispose of any Share;

(g)	enter into any agreement that cannot be terminated withing three (3) months or represents an aggregate cost or value in excess of EUR 50,000;

(h)	create, grant or issue or agree to create, grant or issue any Encumbrance over the Shares, or any asset of the SPV;

(i)	incur any additional debt, additional borrowings or become liable in respect of any obligation of any third party, other than pursuant to the existing financing arrangements;

(j)	amend their articles of association or other corporate documents, enter into or authorise any transaction which affects its corporate status;

(k)	dissolve or liquidate or issue a petition for the SPV bankruptcy or suspension of payments;

(l)	form any subsidiary or acquire or sell any share in any company or participate in, or terminate any participation in, any partnership or joint venture and/or cooperate with the merger (fusie) and/or split or split-off (splitsing of afsplisting) involving the SPV;

(m)	settle, compromise, agree or materially negotiate any audit, enquiry, assessment, dispute or litigation in respect of the SPV, including but not limited to, relating to Tax with any Tax Authority, enter into any closing agreement or similar agreement with any Tax Authority, or consent to any extension or waiver of the limitation period relating to Tax in respect of the SPV;

(n)	amend, renew, terminate or vary the Rilland PPA; and

(o)	agree or commit to any of the foregoing.

6.4	If on 30 January 2023 the Conditions Precedent have not been fulfilled, the Seller shall procure that ultimately on 10 February 2024 the Equity Commitment Letter is delivered to the Purchaser (and the Seller).

7	CONDITIONs PRECEDENT

7.1	Completion shall be conditional on the following conditions being satisfied or waived on or prior to the Completion Date, but ultimately by 28 February 2024, or such later date as the Parties may agree in writing (the “Long Stop Date”):

(a)	The Solis Bond Trustee having provided the Solis Release Letter;

(b)	the Seller having provided to the Purchaser evidence in writing of in respect of an amendment to the Rilland O&M Agreement in basically the same form as the draft attached hereto as Schedule 10 or if same is not achieved, (ii) termination, subject only to the transfer of shares in the SPV;

(c)	the absence from the Bring Down Disclosure Letter of a Breach of the Seller’s Warranties that is reasonably likely to result in Damages in excess of EUR 20,000 (twenty thousand euro),

(d)	the fulfilment of the “Conditions Precedent” as defined in the Share Purchase Agreement dated on or about the date hereof relating to sale of the shares in the capital of Blue Sky Energy I B.V. to the Purchaser;

(e)	the SPV having submitted the request for the Ruling;

(f)	the W&I Insurance Policy, which reflects the terms and conditions herein, having been issued by the W&I Insurer and provided to the Seller,

(each a “Condition Precedent” and collectively the “Conditions Precedent”).

7.2	The Parties shall use commercially reasonable efforts to ensure that the Conditions Precedent are fulfilled as promptly as possible, and in any event by the Long Stop Date.

7.3	Where any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or any other person challenging (any part of) the Transaction, each Party shall co-operate in all respects with the other Party and use its reasonable endeavours to defend, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the Completion.

7.4	The Seller shall notify the Purchaser as soon as reasonably possible after becoming aware that a Condition Precedent has been satisfied.

7.5	If the Seller becomes aware of anything that could reasonably be expected to prevent or delay the satisfaction of a Condition Precedent, it shall as soon as reasonably possible inform the Purchaser, providing appropriate details and clarification as to the reason why the relevant Condition Precedent will or may not be satisfied.

7.6	The Conditions Precedent set out in Clauses 7.1(b), 7.1(c) 7.1(d) and 7.1(e) are solely for the benefit of the Purchaser and may be waived (in whole or in part) by the Purchaser in writing and at its sole discretion, meaning that the relevant Condition Precedent will then be deemed to no longer exist and will no longer have a suspensive effect on the obligation of the Purchaser to proceed with Completion. The Condition Precent set out in Clauses 7.1(a) is for the benefit of all Parties and may, to the extent permitted by Law, be waived (in whole or in part) by the Seller and the Purchaser acting jointly.

7.7	The Condition Precedent set out in Clause 7.1(f) may only be waived by both Seller and Purchaser in their sole discretion.

7.8	The Parties may agree on an extension of the Long Stop Date in writing in accordance with Clause 15.7.3.

7.9	If on the Long Stop Date (as extended from time to time):

(a)	the Conditions Precedent have not been satisfied or waived, the Purchaser (provided it is not in breach of its obligations under Clause 7.2) may by written notice to the Seller, within 20 Business Days after the Long Stop Date (as extended from time to time), terminate this Agreement with immediate effect and the Parties shall forthwith take all such other actions as necessary to reverse any action already taken pursuant to this Agreement where it relates to the Completion;

(b)	the Condition Precedent set out in Clause 7.1(a) has not been satisfied or waived the Seller (provided it is not in breach of its obligations under Clause 7.2), may by written notice to the Purchaser, within 20 Business Days after the Long Stop Date (as extended from time to time), terminate this Agreement with immediate effect and the Parties shall forthwith take all such other actions as necessary to reverse any action already taken pursuant to this Agreement where it relates to the Completion.

8	Completion

8.1	Date and place

Unless this Agreement is terminated in accordance with its terms, Completion takes place at the offices of the Notary, on the date that is fifteen (15) Business Days after the fulfilment or waiver of the Conditions Precedent such however always provided that the situation set out in Clause 7.1(c) does not apply at such time, and unless another date is agreed between the Parties in writing in which case Completion will take place on such agreed date.

8.2	Notary Letter

The Parties shall procure that a letter to be drawn up by the Notary setting out the details of the funds flow on the Completion Date (the “Notary Letter”) shall be signed, by the Parties, the Company and Solis Bond Trustee ultimately one day prior to the Completion Date. It being understood that the Notary Letter shall include that the amount set out in the Solis Bond Release Letter shall be paid to the Solis Bond Trustee.

8.3	Completion Steps

8.3.1	On the Completion Date the following steps and actions shall be executed in the order set out below, to the extent not already executed prior to Completion:

(a)	the Purchaser and the Seller shall confirm in writing the satisfaction, or waiver as the case may be, of the Conditions Precedent.

(b)	the Purchaser shall pay or cause to be paid an amount equal to the Completion Amount to the Notary Account in accordance with Clause 8.5;

(c)	each Party shall take (or have taken), or procure to be taken, the actions listed in relation to it or its Affiliates in Part 1 of Schedule 5 in the sequence set out therein

(together: “Completion”)

8.3.2	Completion shall be deemed effected no sooner than all such steps and actions as referred to in Clause 8.3.1 and Part 1 of Schedule 5 having been completed or, as the case may be, waived by the relevant Party.

8.3.3	The effectiveness of each of the actions taken by or on behalf of a Party is conditional upon the occurrence of the actions preceding such action either in Clause 8.3.1 or Part 1 of Schedule 5 having been completed.

8.4	Failure to take Completion actions

8.4.1	If the Seller on one hand or the Purchaser on the other hand fails to perform any action required from it in Clause 8.3.1 and Part 1 of Schedule 5 on the date required of it pursuant to this Agreement (this Party, the “Non-Performing Party”), the other Party (the “Performing Party”) may at its discretion, but provided the Non-Performing Party has at such time still not performed such action, by written notice to the Non-Performing Party no later than five (5) Business Days after the date on which such actions had to be performed:

(a)	proceed to Completion to the extent reasonably possible and permitted by Law; or

(b)	terminate this Agreement with immediate effect in which event the Parties shall forthwith take all such actions as necessary to reverse any action already taken pursuant to this Agreement, without prejudice to Clause 14 of this Agreement; or

(c)	for one time only, defer Completion for up to two (2) weeks; or

(d)	any such election by the Performing Party shall be without prejudice to any other rights or remedies available to the Performing Party against the Non-Performing Party.

8.4.2	If a Performing Party terminates this Agreement pursuant to Clause 8.4.1 the provisions of Clause 14 shall apply.

8.5	Completion Amount

The Purchaser shall procure that an amount equal to the Completion Amount shall have been paid in cash, in immediately available funds and with value on the Completion Date, by or on behalf of the Purchaser by wire transfer to the Notary Account under the reference “Project Atlantis Rilland” by no later than 11:00 AM CET on the Completion Date. Such shall, in accordance with the Notary Letter be held by the Notary in the Notary Account for the benefit and at the instruction of the Purchaser until the Deed of Assignment and Transfer has been duly executed as of which such amounts shall be held by the Notary for the benefit of the parties set out in the Notary Letter. One (1) Business Day after the Completion Date the Notary shall arrange the payment of the Completion Amount in accordance with the Notary Letter upon receipt by the Notary (after doing an independent investigation) of confirmation after 15:00 PM CET on such Business Day after the Completion Date:

(a)	by the land registry (kadaster) that no prior encumbrance, attachment (beslag) or other limited rights (beperkte rechten) were registered in respect of the Property Rights; and

(b)	from the bankruptcy clerk’s office (faillissementsgriffie) of the court of Amsterdam, the Netherlands, that the SPV was not granted suspension of payments (surseance van betaling) or declared bankrupt (failliet verklaard).

9	Post-Completion obligations

9.1	Books and records

9.1.1	For a period of seven (7) years as from Completion, or for such longer or shorter period as may be prescribed by Law, the Purchaser shall, and (where applicable) shall procure that the SPV shall, retain any books, records and other written information relating to the SPV and the Property Rights in respect of the period up to and including Completion which are located at the offices of the SPV or which are held by or on behalf of any member of the Purchaser’s Group pursuant to Completion.

9.1.2	After Completion, the Seller and the Purchaser shall, upon reasonable notice and to the extent reasonably required for Tax, accounting or compliance purposes permitted by Law, allow each other to view, inspect, download and make copies of the books, records, and other information relating to the SPV (in respect of the Seller to the extent retained after Completion), respectively, during normal office hours, it being understood, however, that all costs relating to such access shall be for the account of the Party requesting such access and access to any such information that relates to any pending or threatened dispute in connection with this Agreement may be withheld or restricted by the retaining party in its sole discretion.

10	Warranties

10.1	Seller’s Warranties

10.1.1	The Seller, taking into account the Shares sold by it and the limitations set out in Schedule 7, represents and warrants (garandeert) to the Purchaser that, save as Disclosed, each of the Seller’s Warranties are true and accurate on the Signing Date and on the Completion Date or (if specifically included in Seller’s Warranty) on the specific other date explicitly stated in Seller’s Warranty.

10.1.2	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the Seller’s Warranties being true and accurate on the Signing Date and at Completion or on the specific other date explicitly stated in Seller’s Warranty and that the Seller’s Warranties constitute an express allocation of risk between the Parties.

10.1.3	The Purchaser acknowledges that:

(a)	it and its Representatives have been provided with sufficient opportunity to review any and all Disclosed Information and to request and review all other information and clarification they deemed relevant before entering into this Agreement;

(b)	in entering into this Agreement and any other Transaction Document, it is not relying upon, and shall not have any right or remedy in respect of, any undertaking, representation, warranty, offer, promise, assurance or other statement made by or on behalf of the Seller, whether express or implied, unless it is expressly set out in this Agreement or any other Transaction Document;

(c)	at the date hereof neither it nor any of its Affiliates or Representatives is aware of a breach of the Seller’s Warranty;

(d)	the only Seller’s Warranties given in respect of Tax are the Tax Warranties and none of the other Seller’s Warranties shall be deemed to cover Tax;

(e)	the Seller does not make any representation or warranty as to the accuracy of any forecast, estimates, projections, statements of intent or statements of opinion or similar statements provided to the Purchaser, any member of the Purchaser’s Group or any of its their respective Representatives and that no liability can be based thereon;

(f)	the Seller shall not be liable in respect of any Claim for a breach of the Seller’s Warranty unless Completion occurs.

10.1.4	The Purchaser hereby waives, and shall procure that its Affiliates shall waive, by means of an irrevocable third-party covenant for no consideration, its rights to bring any claim against any present or former director or Employee of the SPV in respect of any information, opinion or advice supplied or given (or omitted to be supplied or given) by him or her in connection with the Transaction, save in case of fraud (bedrog) on the part of such present or former director or Employee.

10.2	Purchaser’s Warranties

The Purchaser hereby warrants to the Seller that each of the statements set out in Schedule 7 (the “Purchaser’s Warranties”) is true and accurate on the Completion Date.

10.3	Breach

Except as expressly otherwise provided in this Agreement, or other than in respect of Clauses 6, 7.2, 8, 9, 9, but always and subject to the limitations of liability set out herein, in case of a breach of any provision of this Agreement by the Seller, it shall, by means of an exclusive remedy (i.e. not have the ability to claim specific performance), compensate the Purchaser for the Damage suffered or incurred by the Purchaser and/or the Company as a result of such breach, it being explicitly agreed and understood that the W&I Insurance Policy shall be the Purchaser’s sole recourse in case of a Claim for breach of any of the Seller’s Warranties or a Claim under the Tax Indemnity (as further set out in Clause 11 and Schedule 7).

11	W&I insurance policy

11.1	Undertaking

The Purchaser undertakes to the Seller that:

(a)	save for the limit of EUR 1, set out in paragraph 1.1(a) of Schedule 7, the W&I Insurance Policy shall provide exclusive coverage to the Purchaser (which for the purpose of this Clause 11 shall be deemed to include, any member of Purchaser’s Group or any assignee or successor of the Purchaser or member of the Purchaser’s Group) in relation to any individual claim, or a series of claims arising from the same facts or circumstances. The sole recourse of the Purchaser in respect of any Warranty Claim or Tax Indemnity Claim shall be the W&I Insurer under the W&I Insurance Policy. This clause 11.1(a) applies regardless of whether or not the applicable Warranty Claim or Tax Indemnity Claim is covered by the W&I Insurance Policy. Neither:

(i)	any failure of the Purchaser to enter into, or to comply with the terms of, the W&I Insurance Policy, nor

(ii)	any unavailability of the W&I Insurance Policy or recourse thereunder for whatever reason, unless specifically provided otherwise in this Agreement, shall create or increase any liability of the Seller pursuant to or in connection with this Agreement in any way.

(b)	Clause 11.1(a) shall not apply in the event of fraud (bedrog) within the meaning of article 3:44 DCC, on the part of or attributable to the Seller in connection with the giving of the Seller’s Warranties or the Tax Indemnity.

(c)	it shall procure that the W&I Insurance Policy includes a binding and irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the Sellers that the W&I Insurer shall not claim from the the Sellers’ Group (including for the avoidance of doubt: the Company) and any of their Representatives in connection with any Claim for Breach of the Seller’s Warranties, or any Claim under the Tax Indemnity, save to the extent that such Claim arises from fraud (bedrog) within the meaning of article 3:44 DCC, by or attributable to such member of Seller’s Group or their Representatives in connection with the giving of the Seller’s Warranties and the Tax Indemnity. The W&I Insurance Policy shall also include a provision that the aforementioned provision in the W&I Insurance Policy may not be amended or waived without the Seller’s prior written consent (which shall in turn also be an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the Sellers);

(d)	it will immediately after the execution of this Agreement, duly execute the W&I Insurance Policy, which, when executed, will be in full force and effect; and

(e)	it will satisfy all the conditions to coverage under the W&I Insurance Policy, including the payment of premium, in accordance with the W&I Insurance Policy, and also otherwise comply with all terms of the W&I Insurance Policy.

(f)	any costs, premium, Tax and fees in relation to the W&I Insurance Policy shall be paid by the Purchaser.

11.2	Bring Down Disclosure Letter

In connection with obtaining the W&I Insurance Policy, the Seller shall, ultimately two (2) Business Day prior to the Completion Date, issue to the Purchaser a Disclosure Letter in sufficient detail (and shall append the relevant information and documents) of any facts or circumstances (if any) of which the Sellers have become aware of during the period as from the Signing Date until the date of the Disclosure Letter, after having made due enquiry with the persons referred to in paragraph 1.2.1(i) of Schedule 1, which have resulted or are reasonably likely to result in a Claim (the “Bring Down Disclosure Letter”), If pursuant to the W&I Insurance Policy, the Purchaser is required to provide certain additional information and answer certain questions to the W&I Insurer in connection with the Seller’s Warranties given as of the Completion Date. The Seller agrees to provide its reasonable assistance to the Purchaser in view such requirements under the W&I Insurance Policy and will be available to assist with reasonable requests for information and confirmations by the Purchaser.

12	Tax

12.1	Schedule 9 applies in respect of the Tax matters set out therein. In case of a conflict between the provisions of Schedule 10 and the other provisions of this Agreement Schedule 10 prevails to the extent of the conflict.

12.2	The Purchaser is of the opinion that the Shares are not shares as described in Article 4 Paragraph 1 subparagraph a. of the Legal Transactions Taxation Act (Wet op belastingen van rechtsverkeer) on the basis that any assets held by the SPV, which are considered real estate assets for the purpose RETT are held by the Company, from the start of its activities, as assets used for the purpose of running its business and are not used, in the broadest sense, as an investment object held with the aim of exploitation of these real estate assets. For the avoidance of doubt, the Purchaser will be responsible should, for any unforeseen reason, any RETT be due as a result of the consummation of the Transaction. Seller will, upon the reasonable request of Purchaser, provide Purchaser with the information and documentation pertaining to the Company’s business, which the Seller has at its free disposal, and which could support the Purchaser in its defence of the aforementioned position vis-à-vis the Tax Authority.

13	Confidentiality and announcements

13.1	Confidential Information

13.1.1	Subject to Clause 13.2, each Party shall, and shall procure that its Representatives and each other person to whom it discloses Confidential Information or to whom Confidential Information is disclosed at its request, shall keep confidential and not disclose or make available to anyone:

(a)	the existence or contents of the Transaction Documents, including this Agreement and any ancillary documents;

(b)	the subject matter or process of negotiations or any disputes between the Parties in connection with the Transaction;

(c)	in case of the Seller, any information of a secret or confidential nature received or held by the Seller or any of its Representatives which relates to the Purchaser’s Group or, following Completion, the SPV or their businesses; or

(d)	in case of the Purchaser, any information of a secret or confidential nature received or held by the Purchaser or any of its Representatives which relates to the Seller Group or, prior to Completion, the SPV or their businesses,

(together, the “Confidential Information”), unless and to the extent the Confidential Information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that Party, in which case such information shall no longer be deemed to form part of the Confidential Information.

13.1.2	Each of the Parties shall, or shall procure that each of the Parties shall, or shall procure that each of its Representatives and other persons to whom it disclosed Confidential Information or to whom the Confidential Information was disclosed at its request shall, on reasonable written demand from the other Party, immediately and at its own cost and expense, without keeping copies, (i) return to that other Party, all documents containing Confidential Information made available to it by (or on behalf of) that other Party or any of that other Party’s Representatives, (ii) destroy all reports, analyses, compilations, studies or other materials which contain or have been derived from or otherwise reflect any Confidential Information, (iii) expunge all Confidential Information from any of its computers or other devices containing Confidential Information, and (iv) upon request by that other Party, deliver to that other Party a certificate signed by it confirming that the obligations contained in this Clause 13.1.2 have been complied with, provided that each of the Parties may retain any Confidential Information as may be required by Law.

13.2	Permitted disclosures of Confidential Information

A Party may disclose Confidential Information only:

(a)	with the prior written approval of the other Party;

(b)	to the extent required by Law or pursuant to an order of a Governmental Authority;

(c)	to the extent required for the purposes of fulfilling its obligations under this Agreement;’

(d)	to the extent required for the purposes of fulfilling its obligations under this Agreement, including the W&I Insurance;

(e)	to Seller’s or the Purchaser’s financiers, investors and/or their legal counsel;

(f)	in routine public company disclosures (including financial statements, press releases, investor materials and filings with any securities exchange or regulator);

(g)	to a Tax Authority in connection with the tax affairs of the disclosing party.

(h)	to the extent reasonably required to conduct the defence of a claim or to enforce any rights or to exercise any remedies under this Agreement or any related agreement;

(i)	to that Party’s Representatives or Affiliates, but only to the extent necessary and provided that before any such disclosure is made, the person to whom such disclosure will be made is informed of and instructed to adhere to the terms of this Clause as if bound by them; and

(j)	to a person that has the intention to assume rights or obligations of such Party under and in accordance with this Agreement, but only to the extent necessary and provided that before any such disclosure is made, the person to whom such disclosure will be made is informed of and instructed to adhere to the terms of this Clause as if bound by them, provided that if a Party is required by Law or pursuant to an order of a Governmental Authority to disclose any Confidential Information, it shall promptly notify the other Party. The Party required to disclose Confidential Information shall, if reasonably possible and lawful, co-operate with the other Party with regard to the timing and content of such disclosure, or any action which the other Party may reasonably elect to challenge such requirement.

13.3	Announcements

No announcement or press release regarding the Transaction or any element thereof shall be made or issued other than with the prior written approval from each of the Parties. This shall not affect any announcement required by Law (including the regulations of any relevant stock exchange as applicable to any Party), provided that the Party with an obligation to issue an announcement shall as soon as reasonably possible notify the other Party. The Party with an obligation to make an announcement shall, if reasonably possible and lawful, co-operate with the other Party with regard to the timing and content of such announcement, or any action which the other Party may reasonably elect, to challenge such requirement.

13.4	Controlled auction disclosures

13.4.1	The Purchaser acknowledges and agrees that the Transaction is the result of a controlled auction process organised by the Seller in connection with the sale of the Shares and that third parties may have received (confidential) information (subject to confidentiality agreements) regarding the SPV and their Businesses.

13.4.2	The Purchaser also agrees that, in case any such third party breaches any such confidentiality agreement:

(a)	the Seller shall not be liable towards the Purchaser in respect of such breach; and

(b)	the Seller shall not be obligated to take any action or exercise any rights (if any) in relation to such breach on its own initiative.

13.4.3	If the Purchaser, however, reasonably requests the Seller to take action or exercise rights (if any) against any such third party in relation to any such breach, the Seller shall, at its sole discretion:

(a)	take reasonable efforts to exercise rights against such third party in respect of such breach, taking into account the reasonable interests of the Purchaser; or

(b)	assign its rights against such third party in respect of such breach to the Purchaser for nil consideration, but at the Purchaser’s cost and expense.

14	Consequences of Termination

If this Agreement is terminated in full which termination can only occur (i) by mutual written agreement or (ii) on the basis of and in accordance with the relevant provisions of this Agreement, then:

(a)	the Party terminating this Agreement in accordance with its terms will not incur any liability as a result thereof and no Party will be obligated to consummate the Transaction;

(b)	all rights and obligations of the Parties under this Agreement shall end and become ineffective, however such termination shall be without prejudice to any rights a Party may have vis-à-vis the other Party in connection with a breach of any provision of or obligation under this Agreement occurring prior to its termination, unless stated otherwise in this Agreement;

(c)	the following provisions will remain in full force and effect after termination of this Agreement; Clauses 1, 10.1.4, 9, 14, 14, 15.2, 15.3, 15.4, 15.5, 15.6, 15.7, 15.8, 15.9, 16, 17, 18 and Schedule 1.

15	Miscellaneous

15.1	Further assurances

Each Party shall, at its own cost and expense, execute such documents and do such things, or procure (as far as it is reasonably able) that another person executes such documents and does such things, as the other Party may from time to time reasonably require in order to give full effect to, and give each Party the full benefit of, this Agreement.

15.2	Costs and expenses

(a)	except as otherwise provided in this Agreement, each Party shall pay its own costs and expenses relating to the negotiation, preparation and execution by it of this Agreement and any other Transaction Documents and the fulfilment of its obligations hereunder;

(b)	the costs and expenses of the Deed of Assignment and Transfer and other notarial documents required to give effect to the transfer of the Shares shall be borne by the Purchaser, however the cost of releasing any securities for financing that will be paid off as a result of this Transaction shall be for the relevant Seller.

15.3	Payments

15.3.1	Except as otherwise provided in this Agreement, all payments to be made hereunder shall be made in euro by way of electronic transfer in immediately available funds on or before the due date for payment and for the same day value:

(a)	if to the Seller, to relevant Seller’s Accounts;

(b)	if to the Purchaser, to the Purchaser’s Account; and

(c)	if to the Notary, to the Notary Account.

15.3.2	In case payments are made to the Notary Account, each of the Parties approves of ABN AMRO N.V., as the bank to hold the amounts so paid in accordance with this Agreement, and acknowledges and agrees that neither the Notary nor ABN AMRO N.V. shall have a responsibility to any Party, or anyone claiming through a Party, for any loss arising out of the failure or inability of ABN AMRO N.V. to repay or pay out any such amounts at any time.

15.3.3	Except as otherwise provided in this Agreement, if a Party defaults in the payment, when due, of any sum payable under this Agreement, it shall pay statutory interest on the basis of section 6:119 DCC at the then applicable rate on that sum from the date on which payment is due up to and including the date of actual payment, which interest shall accrue from day to day.

15.3.4	Where any payment is made under this Agreement, that payment shall, to the extent possible, be treated as an adjustment of the Purchase Price equal to any such amount and be treated accordingly by the Parties in all relevant respects, including for Tax purposes.

15.4	Assignment

The rights and obligations of a Party under this Agreement cannot be assigned, otherwise transferred (whether directly or indirectly) or Encumbered, without the prior written consent of the other Party. Any purported assignment, transfer or Encumbrance in breach of this Clause 15.4 shall be null and void.

15.5	Entire agreement

This Agreement (together with the other Transaction Documents) represents the entire understanding, and constitutes the whole agreement, in relation to the Transaction and replaces any prior agreement including undertakings, arrangements, offer letters, understandings or statements of any nature (whether or not in writing) between the Parties with respect thereto. If and to the extent there is a conflict between the provisions of this Agreement and the aforementioned confidentiality agreement, this Agreement shall prevail.

15.6	Remedies

Except as otherwise provided in this Agreement, each Party hereby excludes or irrevocably waives its rights arising out of Title 1 of Book 7 DCC, its right to invoke Section 6:228 DCC (as a consequence of which an error shall remain for the risk of the Party in error) and its right to invoke any protection provided by the Law in relation to this Agreement, including the right to:

(a)	rescind (ontbinden) this Agreement in whole or in part;

(b)	suspend (opschorten) any of its obligations under this Agreement; and

(c)	nullify (vernietigen) or amend (wijzigen) this Agreement in whole or in part,

other than the right to claim damages (schadevergoeding).

15.7	Waiver and variation

15.7.1	Except as otherwise provided in this Agreement, no omission or delay on the part of any Party in exercising any right or remedy under this Agreement or by Law shall be construed as a waiver thereof or of any other right or remedy, nor shall prejudice or impair any further exercise of such or any other right or remedy. Any single or partial exercise of any right or remedy under this Agreement or by Law shall not preclude the further or any future exercise thereof or of any other right or remedy.

15.7.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and executed by or on behalf of the Party giving the waiver, and shall not be deemed a waiver of any right or remedy in respect of any subsequent breach or default.

15.7.3	An amendment of or supplement to this Agreement shall only be valid if it is in writing and duly signed by or on behalf of the Parties.

15.8	No third party beneficiaries

This Agreement is concluded for the benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement is intended to or implicitly confers upon any other person any right, benefit or remedy of any nature whatsoever. In the event that any third party stipulation contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

15.9	Severability

If any provision of this Agreement, or the application thereof to any Party or circumstance, is held to be illegal, invalid or unenforceable in whole or in part under any Law, then such provision shall to that extent be deemed not to form part of this Agreement and, to the extent reasonably possible, replaced by the Parties with a legal, valid and enforceable provision that, seen in the context of this Agreement as a whole, achieves as closely as possible the intention of the Parties under this Agreement, without affecting the legality, validity and enforceability of the remainder of this Agreement.

16	Notices

16.1.1	Any communication to be made under or in connection with this Agreement, including any notice to be given by a Party to the other Party, shall be in writing and in English, and except as otherwise provided in this Agreement, may be by letter or email.

16.1.2	The (email) address and the SPV, department or officer, if any, for whose attention the communication is to be made of each Party for purposes of any communication under or in connection with this Agreement is that identified in this Clause 16.1.2 or any substitute (email) address or company, department or officer as a Party may notify the other Party or Parties by not less than 5 (five) Business Days’ notice.

(a)	The Seller:

SOLIS BOND COMPANY DESIGNATED ACTIVITY COMPANY

	Address:	Suite 9/10, Plaza 212, Blanchardstown Corporate Park 2, Blanchardstown, Dublin, D15 R504, Ireland
	Attention:	Tali Durant, Chief Legal Officer
	Email:	td@alternusenergy.com and Alt_Corp_Legal@alternusenergy.com
	With a copy to:	Bird & Bird (Netherlands) LLP
	Address:	Office building SOM1, Gustav Mahlerlaan 42
Amsterdam
1082 MC
The Netherlands
	Email:	Sophie.Dingenen@twobirds.com
	Attention:	Sophie Dingenen

(b)	The Purchaser:

THEIA INVESTMENT (NETHERLANDS) 1 B.V.,

	Address:	Laarderhoogtweg 25, 1101EB Amsterdam
	Attention:	David Lindsay, Angelo Prete and Porfirio Squadrone
	Email:	davidlindsay@staffordcp.com, angeloprete@theia.energy and porfirioSquadrone@theia.energy
	With a copy to:	Dentons Europe LLP
Gustav Mahlerplein 2
1082 MA Amsterdam
The Netherlands
	Email:	casper.haket@dentons.com
	Attention:	Casper Haket

16.1.3	Any notice shall be delivered by hand or courier, or sent by registered post or email, and shall be deemed to have been received:

(a)	in the case of delivery by hand or courier service, at the time of delivery;

(b)	in the case of registered post, on the 3rd (third) Business Day following the date of posting; and

(c)	in the case of email, on the date and time transmitted, as evidenced by confirmation of delivery by a delivery receipt.

16.1.4	Any notice not received on a Business Day or received after 17:00 on any Business Day in the place of receipt shall be deemed to be received at the start of the following Business Day in the place of receipt.

16.1.5	For purposes of any dispute under this Agreement, the Seller has irrevocably chosen domicile in the Netherlands to serve process in the Netherlands and to deliver any documents relating to dispute resolution at the office of Bird & Bird (Netherlands) LLP, which is located at Office building SOM1, Gustav Mahlerlaan 42, Amsterdam, 1082 MC, The Netherlands, marked for the attention of Sophie Dingenen.

16.2	Notarial independence

The Parties acknowledge that the Notary is associated with Dentons Europe LLP, Amsterdam Branch, the firm that advises the Purchaser in the Transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties hereby explicitly agree that:

(a)	the Notary shall execute any notarial deeds and the Notary Letter and other relevant Transaction Documents related to this Agreement; and

(b)	the Purchaser is and may in future be assisted and represented by Dentons Europe LLP in relation to this Agreement and any documents that may be concluded, or disputes that may arise, in connection therewith.

16.3	Governing law and jurisdiction

16.3.1	This Agreement (including the provisions of Clause 16.3.2 and 16.3.3) and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of the Netherlands.

16.3.2	Any disputes arising out of or in connection with this Agreement, including regarding the existence or validity of this Agreement, including this Clause 16.3.2, and any non-contractual obligations arising out of or in connection with this Agreement, are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

16.3.3	Nothing prevents a Party from requesting interim or protective measures from the relevant courts.

17	Language

The language of this Agreement and the transactions envisaged by it are in English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed by all the Parties. Should any document be translated into a language other than English, then the English version shall be the governing version.

18	Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

signature PAGE

Seller

Signed for and on behalf of Solis Bond Company Designated Activity Company by,

/s/ Vincent Browne
Name:	Vincent Browne
Title:	Director

Purchaser

Signed for and on behalf of Theia Investments (Netherlands) 1 B.V. by,

/s/ William Greene
Name:	William Greene
Title:	Director

Schedule 1 Definitions and interpretation

1	Definitions and interpretation

1.1	Definitions

Capitalised words and expressions used in this Agreement have the meaning set out below, unless the context requires otherwise.

Accounting Principles	mean the accounting policies, bases, methods, practices and procedures as applied in all the Accounts;

Accounts	mean the unaudited annual accounts of the SPV for the period ending on the Balance Sheet Date, comprising a balance sheet and a profit and loss accounts;

Accounts Relief	means any Relief which is taken into account in the Accounts;

Actual Tax Liability	means a liability to make or suffer (including by way of set-off against a receivable in respect of Tax) an actual or increased payment of or in respect of Tax;

Affiliate	a)	in relation to any person other than a natural person, any person which is Controlled by, Controls or is under common Control with, such person; and

	b)	in relation to a natural person, his first- and second-degree relatives (whether by blood or marriage) and any person of which he or his first- or second-degree relatives have Control,

in each case from time to time;

Agreement	has the meaning given in the introduction of this Agreement;

Assignment and Set-Off Agreement	has the meaning given in Clause 3.4.1;

Balance Sheet Date	means 31 December 2022;

Base Purchase Price	has the meaning given in Clause 3.1.1(a);

Bridge	means the enterprise value to equity bridge included as included in Schedule 4;

Business	means the operation of the Projects;

Business Day	means a day (other than a Saturday, a Sunday or a public holiday) on which banks are open for business in the Netherlands or Italy, other than for internet banking services only;

Completion	has the meaning given in Clause 8.3.1;

Completion Amount	has the meaning given in Clause 3.2.1;

Completion Date	means the date on which Completion takes place;

Conditions Precedent	has the meaning given in Clause 7.1;

Confidential Information	has the meaning given in Clause 13.1.1;

Control	means, with respect to the relevant person:

	a)	the direct or indirect ownership or control of more than 50% (fifty per cent) of the:

		i.	ownership interests; or

		ii.	voting power at the general meeting or a similar body, of that person; or

	b)	the right or ability to:

		i.	appoint or remove; or

		ii.	direct the appointment or removal of, such number of the members of the management board or a similar body of that person with the decisive voting power in such body.

Damage	means damage (vermogensschade) as referred to in section 6:96 DCC and shall be determined without giving effect to the method (including any multipliers or ratios) that the Purchaser used, directly or indirectly, for purposes of calculating the Purchase Price;

Data Room	means the electronic data room made available by the Seller at iDeals Virtual Data Rooms from May 2023 to 14 December 2023 for the purpose of facilitating the Due Diligence Review, the content of which is electronically stored on USBs, a copy of which has been provided to the Purchaser and the Seller, respectively and listed in an index attached hereto as Schedule 3;

DCC	means the Dutch Civil Code;

Deed of Assignment and Transfer	means the notarial instrument for the transfer of the Shares and the assignment of the Shareholder Loan;

Deemed Tax Liability	a)	the use or setting off of any Purchaser’s Relief against any Taxation or income, profits or gains where, except for such use or setting off, there would have been an actual liability to Tax (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the actual liability to Tax that is saved by the use or setting off of the Purchaser’s Relief); and
	b)	the loss or non-existence of any Accounts Relief (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the Accounts Relief lost or not existing);

Disclosed	means Fairly Disclosed as part of the Disclosed Information;

Disclosed Information	means any and all information Disclosed in (i) this Agreement, (ii) the Data Room, (iii) the written answers provided to questions submitted by the Purchaser or any of its Affiliates or Representatives during the Due Diligence Review and (iv) the Vendor Due Diligence Reports;

Dispute Notice	has the meaning given in Clause 4.4.1(b);

Due Diligence Review	has the meaning given in Recital (D);

Dutch GAAP	generally accepted accounting practices and principles in the Netherlands;

Effective Date	means 31 December 2022;

Effective Time	means the point in time immediately prior the Effective Date, i.e. 31 December 2022, at 23:59:59 CET;

Encumbrance	means other than a Permitted Encumbrance:

(a) in respect of a Property Right: a lien, charge, land charge, pledge, mortgage or other encumbrance or security interest, a limited right (beperkt recht) of any kind, conversion right, title retention or a right of first refusal, a right of pre-emption, a right of option or any other right to acquire such Property, restriction on transfers, land charge, usufruct, ground lease, right of superficies, tenancy, public easements, or the commitment to create any of the foregoing or any arrangement having a similar effect; and

(b) in respect of the Shares or any other assets of the SPV: a pledge or other security interest or other limited right (beperkt recht) of any kind, or a right of first refusal, a right of pre-emption, option or any other restriction of any kind on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether following from public or private law or any other right to acquire, or the commitment to create any of the foregoing; or

(c) any other third party rights or security interest of any kind or an agreement to create any of the foregoing,

to Encumber or Encumbered shall be construed accordingly;

Equity Commitment Letter	means the irrevocable standard form equity commitment letter from Theia Investment (Netherlands) Holding B.V. to the benefit of Purchaser and the Seller pursuant to which Theia Investment (Netherlands) Holding B.V. irrevocably commits to provide funding to the Purchaser on or prior to the date of which the Purchaser is required to fund the Completion Amount into the Notary Account, subject only to the Conditions Precedent having been satisfied or waived in accordance with the terms of this Agreement);

Fairly Disclosed	means facts, matters or other information which have been included or provided in the Disclosed Information in such detail and manner that allows a prudent purchaser and its Representatives to make an informed assessment of the scope and impact of the relevant facts, matters, circumstances, it being agreed that where reference is made to information or a document or a particular part of a document, but such information or document has not been provided to the Purchaser or its Representatives through the Disclosed Information, such matter or reference and document or particular part of a document shall not be deemed to be fairly disclosed;

Financial Facilities	has the meaning given in paragraph 8.1 of Schedule 6;

Fundamental Warranties	means the Seller’s Warranties set out in Paragraphs 1, 2, 3 and 9.2 of Schedule 6;

Governmental Authority	means any international, supranational, European Union, national, federal, regional, provincial, municipal, or local body or authority exercising a legislative, judicial, executive, regulatory or self-regulatory, administrative or other governmental function and with jurisdiction in respect of the relevant matter;

Independent Expert	means:

	a)	the reputable accounting firm active in the Netherlands with international standing who are auditors that are not currently engaged by or active as auditor for any member of the Seller’s Group or the Purchaser’s Group jointly appointed by the Seller and the Purchaser;

	b)	if the Seller and the Purchaser fail to jointly appoint an Independent Expert within 30 (thirty) Business Days from the date of the Dispute Notice, each of them shall be entitled to request the management board of the Netherlands Institute for Register Valuators to appoint one independent expert from that institute’s members, taking into account the parties’ instructions, if any;

Intra-Group Payments	has the meaning given in Clause 3.3.1;

Intra-Group Payments Amount	has the meaning given in Clause 3.4.1(a);

Intra-Group Payments Receivable	has the meaning given in Clause 3.3.1;

Law	means, with respect to the relevant subject matter or person, all applicable legislation, regulations, rules, directives, statutes, judgements, decrees, and other legislative measures or decisions having the force of law, as well as treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity, and all other laws of, or having effect in, any jurisdiction from time to time;

Leakage	means any of the following items to the extent such items occurred during the period from the Effective Date up to Completion:

(a) any and all dividends or distributions from the SPV’ reserves or distributions by way of share redemption or share capital reduction, in each case whether in cash or in kind, (deemed to have been) made or paid by the SPV to the Seller or any member of the Seller’s Group;

(b) an amount equal to the value of any assets, claim, right or other benefit transferred by the SPV in favor of or to the Seller or any member of the Seller’s Group (excluding the SPV), to the extent not transferred for an at arm’s length consideration;

(c) an amount equal to the amount of any indebtedness of any kind owed by the Seller or any member of the Seller’s Group (excluding the SPV) to the SPV, the payment of which is waived by the SPV, to the extent not at an arm’s-length consideration;

(d) an amount equal to any indebtedness or liabilities of any kind owed by the Seller or any member of the Seller’s Group (excluding the SPV), other than in respect of any indebtedness or liabilities in respect of which the SPV are the principal debtor, which is assumed or indemnified (to the extent such indemnity results in any obligation to pay) by the SPV, to the extent not at an arm’s length consideration;

(e)	an amount equal to any advisory or management fees paid or payable to the Seller or any member of the Seller’s Group (excluding the SPV) by the SPV;

(f)	an amount equal to all third party fees, costs and expenses (including the fees, costs and expenses of lawyers, accountants, brokers, finders, financial and other advisers) incurred or reimbursed by, or charged to the SPV in relation to the Transaction, except for, for the avoidance of doubt, the salary costs of any personnel of the SPV and any directly related costs and any directly related disbursements incurred in connection with the involvement of such personnel in connection with the Transaction;

(g)	any bonuses, fees, or professional advisors costs (or future benefits) granted by the SPV to any of the Seller or its Related Persons to the extent directly related to the entry into the Transaction;

(h)	the value of any Encumbrance, indemnity or other assurance granted by the Companies to any Person concerning any debt or liability for which any Seller or its Related Persons is the principal debtor;

(i)	any other payments made by the SPV to the Seller, its Related Persons or any other member of Seller’s Group;

(j)	the entry into of any agreement as to any of the matters referred to in items (a) to (g) above, but only to the extent that it results in an actual payment by the SPV; and

(k)	the amount of any non-recoverable Tax imposed on or payable by the SPV in respect of or in connection with any of the matters referred to in items (a) to (j) above, but excluding VAT to the extent that the same is reasonably expected to be recoverable by the SPV, unless the same constitutes Permitted Leakage.

Leakage Amount	means the Leakage Amount attributable to the SPV;

Leakage Notice	has the meaning given in Clause 4.3;

Leakage Tax Benefit	means (a) the amount of the VAT reasonably expected to be recoverable in cash by the SPV as a result of any Leakage item, and (b) the amount of the corporate income tax saving reasonably expected to be realised in cash by any Leakage item, in each of the preceding cases as allocable for Tax purposes to the period prior to the Completion Date;

Long Stop Date	has the meaning given in Clause 7.1;

Management Accounts	mean the balance sheet and profit and loss account of the SPV for the period ending on the Management Accounts Date;

Management Accounts Date	means 31 October 2023;

Material Agreements	mean the Rilland PPA, the Rilland MSA, the Rilland O&M Agreement and the Shareholder Loan Agreement ;

Net Financial Debt	means the difference between (i) the aggregate of bank short, medium and long-term borrowings, (ii) Shareholders Loans and (iii) the aggregate of cash available and cash-equivalents. Net Financial Position shall be expressed as (i) a positive amount if it is a net debt balance, or (ii) as a negative amount if it is a net cash balance;

Net Working Capital	means the difference between (i) the aggregate of trade receivables and tax receivables and (ii) the aggregate of trade payables and tax payables calculated in accordance with the Accounting Principles. Net Working Capital shall be expressed as (i) a positive number equal to the amount of the excess of the aggregate assets over the aggregate liabilities, or (ii) a negative number equal to the amount of the excess of liabilities over assets.

Non-Performing Party	has the meaning given in Clause 8.4.1;

Notary	means Jan-Mathijs Hermans or another civil law notary (notaris) (or such notary’s substitute) of Dentons Europe LLP in the Netherlands;

Notary Account	means the third party bank account (derdengelden rekening) of the Notary with ABN AMRO Bank N.V., with account number NL30 ABNA 0243 2045 31;

Notary Letter	has the meaning given in Clause 8.2;

Parties	means a party to this Agreement;

Performing Party	has the meaning given in Clause 8.4.1;

Permitted Encumbrance	means in the period up to Completion any Encumbrances established in favour of the Solis Bondholders pursuant to the Solis Bond Terms;

Permitted Leakage	(a) any items deducted as part of the calculation of the Purchase Price as further detailed in Schedule 4;

(b) any payment in relation to the Solis Bond, provided such payment operates as to also reduce the amount outstanding as part of the Shareholder Loan (including for the avoidance of doubt accrued interest);

(c) any payment in connection with a transaction specifically requested in writing or approved in writing by the Purchaser;

(d) payments made to pay amounts owed to the Seller, or any member of the Seller’s Group under agreements (i) entered into in the ordinary course (ii) before the date of this Agreement which (iii) are Disclosed in the Disclosed Information; and (iv) on terms which are at arm’s length;

(e) payments made to pay amounts, including payments to the termination thereof where termination is requested by the Purchaser, owed to the Seller, or any member of the Seller’s Group pursuant to and when due under the Rilland O&M Agreement, the Rilland MSA and the Shareholder Loan;

(f)	customary remuneration for the managing directors (bestuurders) of the SPV and related expenses and payment of salaries or management fees and other non-Transaction related items to the managing directors of the SPV and pursuant to agreements that have been Disclosed; and

(g)	the amount of any Tax incurred or assumed by the relevant Company as a result of any of the matters referred to in items (a) to (f) above,

(h)	any other payment, accrual, transfer of assets or assumption of liability by the Company which the Purchaser has approved in writing.

Person	means any natural person, partnership, joint venture, limited liability company, corporation, or any other entity or organisation;

Project	has the meaning given in Recital (B);

Property Rights	has the meaning given in Recital (B);

Property Rights Title Documents	deed of establishment of a right of superficies and a leasehold dependent right of superficies dated 7 December 2017;

Purchase Price	has the meaning given in Clause 3.1.1;

Purchaser	has the meaning given at the introduction of this Agreement;

Purchaser’s Account	means the bank account of the Purchaser as notified by the Purchaser to the Notary, or the Seller, as the case may be, from time to time, in writing;

Purchaser’s Group	means the Purchaser and any of its Affiliates, including the SPV as from Completion;

Purchaser’s Relief	means

	a)	any Relief of a member of the Purchaser’s Group (other than the SPV),

	b)	any Relief arising to the SPV after the Completion Date and

	c)	any Accounts Relief;

Purchaser’s Warranties	have the meaning given in Clause 8.5;

Related Persons	means in relation to any Person (a) its Affiliates; (b) any entity which is advised by or the assets of which are managed by that party or that party’s general partner, trustee, nominee, manager or adviser and (c) any officer, director or partner of that party or any of the Persons or other persons referred to in (a) to (c) above

Relief	means any loss, allowance, depreciation, amortisation, credit, relief, exemption, deduction or set-off or other relief of a similar nature granted by or available in relation to Tax, and any right to a repayment of Tax;

Representatives	means any director, officer, employee, legal advisor, financial advisor, accountant or other agent of the Party concerned;

RETT	means Real Estate Transfer Tax (overdrachtsbelasting) pursuant to the Legal Transaction Taxation Act (Wet op belastingen van rechtsverkeer), including any interest and/or penalties relating thereto;

Right to Recover	has the meaning given in Paragraph 14 of Schedule 7;

Rilland MSA	has the meaning given in Recital (B);

Rilland O&M Agreement	has the meaning given in Recital (B);

Rilland PPA	has the meaning given in Recital (B);

Rilland Right of Leasehold and Superficies	has the meaning given in Recital (B);

Ruling	has the meaning given in Clause 3.3.2;

SDE Subsidies	has the meaning given in paragraph 10.1 of Schedule 6;

Seller	has the meaning given at the introduction of this Agreement;

Seller Warranties	mean the statements as set out in Schedule 6;

Seller’s Account	means the bank account of the relevant Seller as notified to the Notary, or the Purchaser, as the case may be, from time to time, in writing.

Seller’s Group	means the Seller and any and all of their Affiliates but excluding the SPV as from Completion

Shareholder Loan	has the meaning given in Recital (B);

Shareholder Loan Agreement	has the meaning given in Recital (B);

Shareholder Loan Nominal Value	has the meaning given in Clause 2.3;

Shares	has the meaning given in Recital (B);

Signing Date	has the meaning given in Clause 6.1;

Solis Bond	means ISIN NO0010914914 – Solis Bond Company Designated Activity Company Senior Secured Green Bond Issue 2021/2024;

Solis Bond Terms	means the Solis Bond terms originally dated 5 January 2021, as amended by an amendment agreement no. 1 dated 5 July 2021;

Solis Bond Trustee	means Nordic Trustee AS;

Solis Release Letter	means the letter to be issued from the Solis Bond Trustee to the Seller releasing the existing security on and relating to the SPV subject only to the receipt on the day following the Completion Date of the amount set out therein (as – partial – repayment of the Solis Bond);

SPV	has the meaning given in Recital (A);

Tax	means all forms of direct and indirect local and national taxes, duties, levies, social security contributions or other imposts or withholdings imposed by or payable to any Tax and/or other federal and/or local Authority whether direct or indirect, chargeable or attributable directly or primarily to the SPV or to any other person and irrespective of any such taxes, duties, levies, social security contributions or other imposts or withholdings being recoverable from any other person and including penalties, additions, interest, costs and expenses and any payment obligation by way of reimbursement, recharge, indemnity or damages relating to such taxes, duties, levies, social security contributions or other imposts or withholdings.’ For the avoidance of doubt any joint and/or several liability for any Tax shall be within the scope of this definition;

Tax Audit	means any audit, investigation, visit, inspection, assessment, access order, question letter, or other proceedings from any Tax Authority with respect to any Tax matter of the SPV;

Tax Benefit	means:

	a)	any Tax Refund actually received by the Company or a member of the Purchaser’s Group;

	b)	any actual savings as a result of a reduction of Tax due by the Company or a member of the Purchaser’s Group; and

	c)	the net present value of any future Relief, including, but not limited, to a Relief in the form of additional depreciation or amortisation allowances, at the level of the relevant Company or member of the Purchaser’s Group. The net present value of such a future Relief will be calculated:

		i.	by using a discount factor of 2% (two per cent);

		ii.	as per the date any amount is due by the Seller to the Purchaser;

		iii.	on the basis of the then prevailing corporate income tax rate; and

		iv.	on the assumption that such Relief shall be used before any other available Relief and that there is at all times sufficient taxable income to effectuate the Relief at the earliest possible date.

Tax Claim	means a claim under the Tax Indemnity or for breach of the Tax Warranties;

Tax Covenant	means the covenant relating to Tax set out in paragraph 0(a) of Schedule 9

Tax Indemnity	means any indemnity set out in paragraph 1(a) of Schedule 9;

Tax Liability	means an Actual Tax Liability or a Deemed Tax Liability towards a Tax Authority;

Tax Refund	means a refund, rebate, or repayment in respect of Tax;

Tax Return	means any return, declaration, report or information relating to Taxes filed with or submitted to or required to be filed with or submitted to any Tax Authority, including any schedule or attachment thereto, and including any amendment thereof;

Tax Warranties	means the Seller’s Warranties set out in paragraph 19 of Schedule 6;

Transaction	has the meaning given in Recital (I);

Transaction Documents	mean this Agreement, the Notary Letter, the Deed of Assignment and Transfer, and each other material document to be executed by one or more members of the Seller’s Group and one or more members of the Purchaser’s Group in connection with the Transaction;

VAT	means:

	a)	within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC; and

	b)	outside the European Union, any Tax of a similar nature levied by reference to added value, sales and/or consumption.

Vendor Due Diligence Report	means the legal due diligence report prepared by HVG Law dated 19 May 2023;

W&I Insurance Policy	has the meaning given in Recital (F);

W&I Insurer	has the meaning given in Recital (E); and

1.2	Interpretation

1.2.1	In this Agreement, unless the context requires otherwise:

(a)	the singular includes the plural and vice versa, and each gender includes the other genders;

(b)	except as otherwise provided in this Agreement, references to any time of day are to the time on that day in the Netherlands;

(c)	references to Recitals, Clauses, Schedules or Annexes are to recitals, clauses, schedules or annexes of this Agreement, and references to this Agreement include the Recitals, Schedules, Annexes and other attachments to this Agreement;

(d)	a reference to a person includes any natural person, corporate body, Governmental Authority or any other entity, whether or not having separate legal personality;

(e)	references to any Dutch legal term or concept shall in any jurisdiction other than the Netherlands be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction;

(f)	English terms to which another language translation has been added in italics shall be interpreted in accordance with such other language translation, disregarding the English term to which such other language translation relates;

(g)	the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(h)	references to books and records are to the books and records (administratie) stored in any form;

(i)	references to “Seller’s knowledge” or words or expressions of a similar nature shall be deemed to refer to the actual knowledge of Andre Kempenaars, Vincent Browne, Tali Durant and Leon Heijkoop as per the date of this Agreement;

(j)	references to income, profits or gains earned, accrued, or received on or before a particular date or during a particular period are to income, profits or gains which are for the purposes of any Tax regarded or deemed as having been earned, accrued, or received for on or before that date or during that period; and

(k)	references to any event occurring or having occurred on or before a particular date or during a particular period are to any event which is for purposes of any Tax regarded or deemed as having occurred on or before that date or during that period.

1.2.2	Headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

1.2.3	Except as otherwise provided in this Agreement, all periods of time set out in this Agreement shall start on the day following the day on which the event triggering the relevant period of time occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, the expiration date shall be the next Business Day.

1.2.4	All interest accruing under this Agreement is to be calculated on the basis of the actual number of days elapsed and a year of 360 (three hundred sixty) days.

1.2.5	All notices, demands, requests, statements, certificates and other documents and communications related to this Agreement shall be in English.

1.2.6	No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision, it being acknowledged that Representatives of the Seller and the Purchaser have participated in drafting and negotiating this Agreement.

Schedule 2 W&I INSURANCE POLICY

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Schedule 3 Data Room index

[*]

Schedule 4 BASE PURCHASE PRICE CALCULATIONS

Enterprise Value of € 8,374,400 (plus (if applicable) an amount equal to the interest accrued on the Intra-Group Payments Receivable up to Completion) as of Effective Date: plus

a)	Net Financial Debt as of Effective Date; plus

b)	Net Working Capital as of Effective Date

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Schedule 5 Completion actions

PART 1

Prior to the Completion:

1.	the Seller shall deliver to the Notary the shareholders register of the SPV which reflects the relevant Seller as the owner of the Shares;

2.	the Seller shall deliver to the Notary (with a copy to the Purchaser) (i) the written resignation letters of each of current directors stating that they resign from their respective positions with the SPV, in the form as set out in part A of Annex 1, and (ii) the written shareholder’s resolutions of the SPV (a) acknowledging and accepting the resignation of, and giving full discharge to, each of the respective resigning persons and (b) appointing the respective persons to the positions with the SPV as specified in part B of Annex 1, in the form as set out in part C of Annex 1;

3.	the Seller shall deliver to the Notary (with a copy to the Purchaser) powers of attorney duly executed on behalf of the Seller and the SPV, respectively, and, as and where required by the Notary, legalised and apostilled, in each case authorising the Notary (and each other (deputy) civil law notary and employee associated with Dentons) to enter into and execute the Deed of Assignment and Transfer, on their respective behalf; and

4.	the Purchaser shall deliver to the Notary (with a copy to the Seller) a power of attorney duly executed on behalf of the Purchaser and, as and where required by the Notary, legalised and apostilled, authorising the Notary (and each other (deputy) civil law notary and employee associated with Dentons) to enter into and execute the Deed of Assignment and Transfer, on its behalf.

At Completion:

5.	the Shares shall be transferred by the Seller to the Purchaser and the Shareholder Loan shall be assigned to the Purchaser by means of the execution of Deed of Assignment and Transfer;

6.	If applicable in accordance with Clause 3.4.1 the Seller, the Purchaser and the SPV shall enter into the Assignment and Set-Off Agreement.

PART 2

After Completion:

1.	The Notary shall make the payments in accordance with the provisions of Clause 8.5;

2.	The Notary shall update the shareholders register of the SPV and register the relevant changes in relation to the SPV with the Trade Register.

Annex 1 (Part A): Resignation letter

[[●] Addressee]

[[●] Address]

[[●] date]

Dear Sirs,

[[●] Name person to resign], [[●] a [[●] private company with limited liability/public company] incorporated under [[●] Dutch] law, having its official seat in [●], [[●] the Netherlands], and its registered office address at [●], [[●] the Netherlands], registered with the [[●] Dutch] trade register under number [●]] / [[●] born in [[●] city], [[●] country] on [[●] date], residing at [[●] street], [[●] number], [[●] postcode] [[●] city], [[●] country]] (“[●] Definition Resigning Person”) hereby tenders [[●] his/her/its] resignation as [[●] managing/supervisory/executive/non-executive] director of the SPV (“Director”), effective as from immediately after the transfer of the shares in the capital of the SPV by [[●] seller] to [[●] purchaser]. [[●] Definition resigning person] also declares to authorise each member of the management board of the SPV and each civil law notary, each deputy civil law notary and each paralegal of [●], severally, to have the aforementioned resignation registered with the trade register of the Chamber of Commerce in the Netherlands.

[[●] Name person to resign] requests that you (i) acknowledge and accept [[●] his/her/its] resignation, (ii) grant full discharge for the performance of [[●] his/her/its] mandate, and (iii) take all necessary steps for the publication of [[●] his/her/its] resignation with the trade register of the Chamber of Commerce in the Netherlands.

Yours faithfully,

Signed by [[●] name],

Signed for and on behalf of [[●] name of corporate entity] by,

Name:	Name:
Title:	Title:
Date:	Date:

Annex 1 (Part B): Particulars of persons to be appointed

The SPV	Person to be appointed	Office
[●]	[●]	[●]

Annex 1 (Part C): Shareholders resolution

SHAREHOLDERS RESOLUTION

[●]

DATED [●] 2023

1.	Introduction

This is a resolution by [[●] the sole shareholder/all shareholders] (the “Shareholder[[●]s]”) [[●] and all other holders of rights to attend and address the general meeting (vergaderrecht)] constituting the general meeting (the “General Meeting”) of [[●] relevant Dutch Company], having its official seat in [●], the Netherlands, and its registered office address at [●], the Netherlands, registered with the Dutch trade register under number [●] (the “Company”).

2.	Resignation[[●] s]

The General Meeting has reviewed the resignation letter[[●]s] of [[●] name[s] resigning person[s] regarding [[●] its/his/her/their resignation as [[●] managing / supervisory / executive / non-executive] director of the SPV, effective as from immediately after the transfer of the shares in the capital of [●]).

3.	Resolutions

The General Meeting acknowledges and accepts the resignation of [●] [[●], and [●]] as member[[●]s] of the [[●] management board / supervisory board] of the SPV, effective as from immediately after the completion of the sale and purchase of the shares in the capital of [●] and grants [[●] him/her/it/them] full and final discharge (decharge) for [[●] his/her/its/their] [[●] supervision of the] management of the SPV up to and including [[●] his/her/its/their] resignation.

4.	Confirmations

4.1	The General Meeting confirms that it has not adopted a resolution concerning a statutory merger or division involving the SPV as disappearing entity, the voluntary liquidation of the SPV, the filing of a request for its bankruptcy, moratorium of payment or any other insolvency proceedings.

4.2	The General Meeting confirms that there are no persons other than the Shareholder[[●]s] [[●] and the undersigned holders of rights to attend and address the General Meeting] with a right to attend and address the General Meeting and the voting rights over the shares in the capital of the SPV cannot be exercised by any person other than the Shareholder[[●]s].

4.3	The General Meeting confirms that [[●] each/the sole] member of the management board of the SPV [[●] and [[●] each/the sole] member of the supervisory board of the SPV] has been given the opportunity to render advice in respect of the resolutions adopted hereby.

Signed by [[●] name],

[●]

Signed for and on behalf of [[●] name of corporate entity] by,

[●]	[●]

Name:	Name:
Title:	Title:

[[●] The holders of rights to attend and address the general meeting]

Schedule 6 Seller’s Warranties

1	Authority and Capacity of the Seller

1.1	The Seller has the necessary power and capacity and has taken all necessary corporate action to authorise, to enter into and to fulfil its obligations under this Agreement, and this Agreement constitutes, legally valid and binding obligations of the Seller, enforceable in accordance with the terms thereof.

1.2	The execution of, entering into, performance of, and compliance with this Agreement and of each other document related hereto to which the Seller is or will be a party, the performance of the obligations of the Seller under it and the consummation of the transactions contemplated hereby, does not and will not conflict with or result in a breach of any of:

(a)	the articles of association or similar documents of the Seller;

(b)	any applicable law, judgement, award, injunction, decree, or any other restriction of any kind by which the Sellers or the Companies are bound;

(c)	any agreement or instrument to which the Seller or the SPV is a party or by which it is bound, and which is material in the context of this transaction; or

(d)	result in the creation or imposition of any Encumbrance on any of the Shares or the Property Rights or assets of the SPV.

1.3	The Seller has not been dissolved or is in the process of being wound up and is not involved in any procedure for demerger. No resolution or decision has been adopted, to such effect.

1.4	The Seller is not insolvent nor has the Seller been declared bankrupt, the Seller has not been granted a moratorium of payments, and no action or request is pending or threatened to declare the Seller bankrupt or to make the Seller subject to any proceeding contemplated by any applicable bankruptcy law.

1.5	No person is entitled to receive from the SPV any finder’s fee, brokerage, commission, legal fee, consultancy fee or any other payment of any kind in connection with this Agreement or any agreement to be entered into in connection with it.

1.6	This Agreement, when executed, and assuming due execution by the other Parties, will constitute valid and binding obligations of the Seller in accordance with this Agreement’s terms.

1.7	All corporate action required to be taken by the Seller to authorise the execution and performance of this Agreement has been duly taken.

1.8	No approval, consent, license or notice to any governmental entity must be obtained or made by the Seller in connection with the execution and performance by the Seller of this Agreement.

2	The SPV

2.1	The SPV has been duly incorporated and validly exists under the Laws of its jurisdiction of incorporation.

2.2	The SPV has the requisite powers and corporate authority to own and use its assets and properties and to carry on (it’s part of) the Business.

2.3	The correct and complete text of the articles of association of the SPV has been disclosed in the Disclosed Information. No action has been taken to amend the articles of association of the SPV.

2.4	The SPV does not own, directly or indirectly, any shares, bonds, or other form of securities or any other interest of any kind in respect of any person.

2.5	The SPV is duly registered with Netherlands Trade Register. The information relating to the SPV that is filed with Netherlands Trade Register is true, accurate and up-to-date.

2.6	The SPV has not granted a power of attorney or similar authority to any third party authorizing such third party to represent and bind the SPV, either in general or for any special purposes, that will not be revoked before Completion.

2.7	The SPV is not a party, nor have been in the past three (3) years, to a merger, split off or demerger. There has been no proposal made or resolution adopted by a corporate body for the dissolution or liquidation of the SPV and to Seller’s best knowledge nor do any circumstances exist which may result in dissolution or liquidation and no proposal has been made or resolution has been adopted by a corporate body for a statutory merger or division involving the SPV.

2.8	No dividends and other distributions or profits or reserves made or paid since the date of incorporation of the SPV.

2.9	The SPV has not been declared bankrupt, insolvent, or granted a mortarium of payments, nor are there any petitions, proceedings, written notices or requests to this effect.

2.10	The SPV has not issued nor granted any option to issue any instruments or securities other than the Shares.

2.11	The shareholder’s registers of the SPV included in the Disclosed Information are true, complete and accurate.

2.12	The SPV does not have any branch, agency or permanent establishment.

2.13	The SPV has the right, power and authority to conduct is business and affairs as they are currently conducted.

2.14	The SPV is not a party to any shareholders’ agreement or similar arrangement or any arrangement that purports to regulate, control or otherwise affect the voting or disposition of the Shares or any such arrangement will be terminated on the Completion Date.

3	Shares

3.1	The Seller is the sole legal and beneficial owner of the Shares, which are free and clear of any Encumbrances, not subject to restriction, cancellation, nullification or any other title defect whatsoever and constitute the entire issued and outstanding share capital of the SPV.

3.2	The Seller is authorized to sell and transfer the full legal and beneficial title to the Shares to the Seller has the right to exercise all voting, economic and other rights over the Shares.

3.3	The shareholders’ registers (aandeelhoudersregisters) of the SPV correctly and completely reflects the current shareholding the Companies.

3.4	The Shares are validly issued and fully paid up and no obligation exists to further contribute to the share capital (whether by subscription for further shares, by payment of share premium or otherwise) or to provide loan financing to the SPV.

3.5	There are no outstanding depository receipts issued in respect of the Shares.

3.6	No person, other than the Seller has any right in respect of any Shares.

4	Shareholder Loan

4.1	The Seller is the sole Lender under the Shareholder Loan and holds the benefit of the Shareholder Loan free and clear of any lien, charge, guarantee, pledge, participation, option or any other encumbrances or restrictions or third-party rights of any nature whatsoever other than as set out in the Shareholder Loan.

4.2	The Seller has the capacity to assign the Shareholder Loan to the Purchaser (or to such affiliate of the Purchaser as the Purchaser directs).

4.3	The agreements pursuant to which the Shareholder Loan are outstanding are included in the Disclosed Information.

5	Accounts

5.1	The Management Accounts:

(a)	have been prepared in accordance with and comply with Law and the Accounting Principles;

(b)	are consistent with the financial statements of the SPV for the immediately preceding financial period (if applicable); and

(c)	do not materially misstate the assets, liabilities and the financial position of the SPV at the Management Accounts Date and of the results of the SPV for the financial period ending on the Management Accounts Date.

5.2	The Accounts:

(a)	have been prepared in accordance with and comply with Law and the Accounting Principles; and

(b)	do not materially misstate the assets, liabilities and the financial position of the SPV at the Balance Sheet Date and of the results of the SPV for the financial period ending on the Balance Sheet Date.

(c)	have been duly filed with the Trade Register in accordance with the Law;

(d)	have been drawn up such that all debtors, prepayments and other current assets are valued at either cost value or net realisable value, whichever is lower, after making full and proper provision for all bad debts and doubtful debts and all other amounts considered to be irrecoverable;

5.3	The financial and accounting books and records of the SPV have been maintained in accordance with the Law in all material respects.

5.4	To Seller’s best knowledge, the Accounts and the Management Accounts have not been affected by any unusual or non-recurring items or by any transaction that is of an unusual nature or that was entered into on terms other than normal commercial terms, or with affiliated parties of the Seller’s or by any other factor rendering the profit or loss unusually high or low.

5.5	The SPV has not given any indemnity, surety or other guarantee to, or for the benefit of, any person.

6	Conduct of business since the Balance Sheet Date

6.1	Since the Balance Sheet Date:

(a)	the SPV has conducted its business in a normal and prudent manner so as to maintain it as a going concern and consistent with past practices; and

(b)	no asset was disposed of and no service or business facility of any kind was supplied by or to one of the SPV in circumstances in which the consideration actually received or receivable for the disposal or supply was less than the consideration deemed to be received for Tax purposes.

6.2	Since the Balance Sheet Date, the SPV has not:

(a)	declared, made or paid any dividend or any distribution (including in kind);

(b)	created any material Encumbrance on the Share, save in respect of any Permitted Encumbrance;

(c)	discontinued all or a material part of its activities;

(d)	issued any shares or other securities, or granted any option or other right in respect thereof;

(e)	repurchased or redeemed any share capital;

(f)	acquired any company, partnership or other business organisation;

(g)	changed its accounting reference date, or made any material change in its Accounting Principles or practices (except as required by Law); or

(h)	approved or effected any dissolution, merger, consolidation, restructuring, recapitalisation or reorganisation.

7	Assets

7.1	The assets included in the Accounts of the SPV are validly owned by the SPV and are not subject to Encumbrances (save for any retention of title (eigendomsvoorbehoud) agreed upon between the SPV and the relevant suppliers in the ordinary course of business).

7.2	The assets owned by the SPV, or which the SPV have a legal or contractual right to use, as of Completion, are sufficient for the SPV to carry on its business as carried out in accordance with past practice.

8	FINANCING

8.1	All overdraft, loan, credit and other financial facilities available to the SPV (“Financial Facilities”) have been Disclosed. Other than Disclosed, there are no other outstanding loans, financial leases, credit or other indebtedness (including money raised by promissory note or debt factoring) nor any agreement to enter into such arrangements.

8.2	No Financial Facility is or has become due and payable or is capable of being declared due and payable and to Seller’s’ best knowledge no event or circumstance has occurred or is to Seller’s best knowledge likely to occur (including the signing of this Agreement) that results or may result in (i) any Financial Facility becoming immediately due and payable, prior to its date of maturity, or (ii) any adverse changes to the terms and conditions of any Financial Facility.

8.3	Other than as Disclosed (and to be released as part of Completion), the SPV has not given, is a party to or liable under (whether actual or on a contingent basis) any guarantee, indemnity, suretyship (borgtocht), warranty or other assurances, including joint and several liability (hoofdelijk schuldenaar), co-debtorship (medeschuldenaar), any rights of recourse (regresrechten) or other similar commitment. No such guarantee, indemnity, suretyship (borgtocht), warranty or other assurances including joint and several liability (hoofdelijk schuldenaar) or co-debtorship (medeschuldenaar) or other similar commitment given for the benefit of any of the Seller’s Group is outstanding.

8.4	The SPV has not made or has agreed to make any loans to any third party, including the Seller’s’ Group.

9	Real Property

9.1	The Disclosed Information includes any material information related to the Property Rights.

9.2	The Property Rights gives sufficient rights to the SPV to conduct its Business.

9.3	Except as disclosed in the Disclosed Information, the Seller has duly and timely fulfilled all its obligations under or pursuant to the Property Rights Title Document.

9.4	The Seller is not aware of any circumstance or reason which may entitle the counterparty of the relevant Property Rights Title Document to terminate the relevant Property Right or to increase the ground rent or other compensation relating to the applicable period of the Property Right.

10	Subsidies

10.1	The Disclosed Information contains all material information in relation to the SDE+ subsidies (Stimulering Duurzame Energieproductie) (the “SDE Subsidies”) that have been granted to the SPV by decision of the Netherlands Enterprise Agency (Rijkdienst voor Ondernemend Nederland).

10.2	The SPV has continuously complied with the conditions and requirements of the SDE Subsidies granted to the SPV.

10.3	The SDE Subsidies for the SPV are in full force and effect and have not been revoked.

11	Employees

11.1	The SPV does not have and never had any employees or persons seconded to it.

12	Litigation

12.1	The SPV is not involved in, or to the Seller’s knowledge, threatened in writing with, any litigation, arbitration, or other legal proceedings which are likely to have a material adverse effect on the financial position of the SPV.

13	Compliance with Laws

13.1	To the Seller’s knowledge, the Seller’s Company conducts its Business in compliance with the applicable Laws in all material respects, except where non-compliance would not reasonably be expected to result in a material adverse effect on the financial position of the SPV.

13.2	To the Seller’s knowledge, the SPV is not subject of any investigation or audit by any Governmental Authority, nor has any such investigation or audit been announced.

14	Intellectual Property Rights

13.1	The SPV does not use or own any intellectual property rights.

15	Information Technology

15.1	The SPV either owns or has a valid lease, licence or other right to use the information technology systems necessary for the conduct of the business of the SPV as currently conducted.

15.2	The information technology systems of the SPV are serviced and maintained and have in the past 12 (twelve) months not malfunctioned in any material manner.

16	Agreements

16.1	All Material Agreements are disclosed in the Disclosed Information. The Material Agreements are in full force and effect and binding on by the parties thereto.

16.2	To the Seller’s knowledge, (i) the SPV is not in material default under any Material Agreement to which it is a party; (ii) no counterparty is in material default under any Material Agreement; and (iii) there is no fact, circumstances or matter that may give rise to a breach of any Material Agreement by any party thereto or that will cause the SPV to lose the benefit of any right, license or permit.

16.3	No party with whom the SPV has entered into a Material Agreement has given written notice of its intention to terminate a Material Agreement.

17	Permits, license and subsidies

17.1	To the Seller’s knowledge, all material planning, zoning, development and (building) permits required for the business of its respective Company have been obtained and are irrevocable, in full force and effect and are being complied with.

18	Insurance

18.1	The full details of all insurance policies that have been taken out by or for the SPV (if any) are Disclosed in the Disclosed Information. All premiums that have become due for each such insurance policy have been fully paid.

18.2	There are no pending claims under any insurance policy and to Seller’s’ knowledge no circumstances exist that could give rise to such claim.

18.3	The SPV has not been refused insurance during the past three (3) years.

18.4	The SPV has not made a claim for an amount under any insurance policy taken out by the SPV during the past three (3) years.

19	Tax

19.1	The SPV has duly, and within any appropriate time limits (taking into account available extensions of filing periods), paid all Taxes for which it is or has been liable to pay and has not been, and is not, under any liability to pay any penalty, fine or surcharge in respect of Tax.

19.2	All withholdings and deductions relating to Taxes as are required by law to be made by the SPV have been so made correctly and properly and in a timely manner and have been properly and duly accounted for within the requisite period to the relevant Tax Authority.

19.3	The SPV is and has at all times been exclusively resident for all Tax purposes and subject to Taxation in its jurisdiction of incorporation only, and has not at any time been resident or had any branch, agency or permanent establishment in any other jurisdiction for any Tax purpose (and no Tax Authority has ever sought to assert the same).

19.4	The Accounts include (based on reasonably calculated estimated figures where required) provisions or reserves (as appropriate) for (i) Tax liabilities to be assessed on the SPV or for which the SPV is accountable (but were not liable to pay on or before Completion) in respect of gains, profits, turnover and wages earned, accrued, paid or received on or before the Effective Time (or deemed to have been earned, accrued or received) for any Tax, and in respect of any event occurring (or deemed to have occurred) for any Tax purpose on or before the Effective Time, (ii) uncertain Tax positions, and (iii) temporary differences between commercial and Tax book values of assets and liabilities.

19.5	All computations, Tax Returns, notices and other information (including but not limited to transfer pricing), which are or have been required by Law to be filed with or provided to any Tax Authority by the SPV for any Tax purpose have been made on a proper basis, have been filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and is the subject of any dispute with or investigation by any Tax Authority.

19.6	The SPV has timely, correctly and properly submitted to the relevant Tax Authority all claims, notices, elections and disclaimers which have been assumed to have been made for the purposes of the Accounts.

19.7	The SPV has in its possession or under its control all necessary records, invoices and other information relating to Taxation in respect of all periods, transactions and events which are required by law to be maintained or which are required to enable the Taxation liabilities of the SPV to be calculated accurately in all respects.

19.8	The SPV is duly registered for the purposes of VAT in its country of incorporation. The SPV has complied with all statutory provisions, rules, regulations, orders and directions concerning VAT, including the making on time of accurate returns and payments and the maintenance of records.

19.9	The SPV is not involved in any Tax Audit or other unresolved dispute in relation to Taxes, nor has it in the last three (3) years been the subject of any dispute, investigation, audit or non-routine visit by any Tax Authority.

19.10	The SPV is not nor has been in the past been part of any Tax consolidation or consolidated filing regime under any applicable Laws.

20	Disclosure

20.1	To the Seller’s’ knowledge, the Disclosed Information was when given true and fair in all material respects.

20.2	To Seller’s’ best knowledge, the Disclosed Information contains all material information which is may or reasonably considered to be material to a professional purchaser of the Shares, the SPV and the Business. No such information or information which would make the Disclosed Information untrue or inaccurate was deliberately withheld by the Seller.

Schedule 7 Limitations of Liability

1.1	General Limitations

(a)	The aggregate maximum liability of the Seller in respect of any and all claims for a Warranty Breach and/or under the Tax Indemnity shall not exceed an amount equal EUR 1.

(b)	The aggregate liability of the Seller for any and all Claims other than Claims pursuant to breaches of obligations included in Clauses 6, 7.2, 8.4 and/or 15.1 shall in any event never exceed 75% of the Purchase Price.

(c)	Notwithstanding any other provisions of this Agreement, there shall be no Warranty Breach to the extent that, at the date of this Agreement, the facts and circumstances giving rise thereto have been Disclosed in the Disclosed Information.

(d)	Other than in relation to Claims pursuant to breaches of obligations included in Clauses 9.1.2, 13 and/.or 15.1, for which the Purchaser’s ability to Claim shall cease upon the fifth anniversary of Completion, the ability for the Purchaser to make a Claim shall cease upon the 12 month anniversary of Completion.

(e)	The aggregate liability for the Seller under this Agreement shall in any event never exceed the Purchase Price.

1.2	Exclusions

(a)	Provisions

(i)	the Seller shall not be liable under or otherwise in connection with this Agreement, (i) to the extent that it is reflected as a liability in the Accounts or in the Bridge or (ii) to the extent any specific allowance, provision or reserve is made in the Accounts.

(ii)	For the purpose of paragraph (a)(a)(i) of this Schedule an allowance, provision or reserve shall be deemed to be specific if it can be reasonably evidenced on the basis of the financial administration of the SPV that such allowance, provision or reserve was intended by the management the SPV to relate fully or partly to the relevant fact, matter or claim.

(b)	Subsequent matters

The Seller shall not be liable under or otherwise in connection with this Agreement in respect of any matter, act, omission or circumstance to the extent that the matter, act, omission or circumstance would not have occurred but for, or to the extent that, the Damages in connection with the matter, act, omission, or circumstances are increased by:

(c)	anything done or omitted to be done at the request or with the explicit prior written approval of the Purchaser;

(i)	any act or omission of the Purchaser or its successors in title, including any change in the nature or conduct of the business as carried on the SPV after the Effective Time;

(ii)	the passing of, or any change in, any Law or administrative practice of any Governmental Authority as from the Signing Date, including any increase in the rates of Taxation, any imposition of Taxation or any withdrawal of Relief from Taxation not actually in effect at the Signing Date;

(iii)	any change as from the Signing Date of any generally accepted interpretation or application of any Law;

(iv)	any change as from the Signing Date of Dutch GAAP or any generally accepted interpretation or application of the Dutch GAAP; or

(v)	any change in the existing accounting or Tax policy, basis or practice of the Purchaser or any Affiliate of the Purchaser as from the Signing Date or any change in such accounting or Taxation policy, basis or practice introduced or having effect as from the Signing Date.

1.3	Notification of Claims

If the Purchaser becomes aware of any matter or circumstance that may give rise to a Claim against the Seller under or in connection with this Agreement, then the Purchaser shall as soon as reasonably practicable, but in any event within 30 Business Days after the Purchaser becomes aware of such matter or circumstance, deliver a notice to the Seller, whereby such notice shall specify in reasonable detail the information available to the Purchaser of the legal and factual basis of the Claim and, if practicable and reasonably possible, an estimate of the amount of Damages which are, or are to be, the subject of the Claim. The failure of the Purchaser to give notice within the time limits referred to in this Paragraph does not release the Seller of its liability, of its liability, except for the amount of Damages that is the result of the failure to give notice within these time limits.

1.4	Commencement of Proceedings

Any Claim notified to the Seller shall be deemed, if it has not been previously satisfied, settled or withdrawn, to be irrevocably withdrawn:

(a)	Six (6) months after notice is given pursuant to Paragraph 1.3 unless legal proceedings in respect of such Claim have formally commenced; and

(b)	if a claim is contingent or conditional, six months after the Claim for which the notice is given pursuant to Paragraph 1.3 ceases to be contingent or conditional, unless legal proceedings in respect of such Claim have been formally commenced.

1.5	Breaches capable of remedy

Notwithstanding anything to the contrary in this Agreement, the Seller shall not liable towards the Purchaser under or otherwise in connection with this Agreement, if and to the extent that the facts or circumstances underlying a Claim are capable of remedy and, after a Claim Notice is delivered by the Purchaser to the Seller, is remedied within fifteen (15) Business Days, after the date on which such a notice of such Claim is (deemed to be) received by the Seller.

1.6	Mitigation

The Purchaser shall procure that all reasonable steps are taken by each member of the Purchaser’s Group and all reasonable assistance is given by the Purchaser’s Group to avoid or mitigate any Damages incurred by the SPV or any (other) member of the Purchaser’s Group and any Damages which may result in a Claim under or in connection with this Agreement.

1.7	Purchaser’s right to recover

(a)	If, before a Seller pays an amount in discharge of any Claim under or otherwise in connection with this Agreement, any member of the Purchaser’s Group is entitled to recover (whether by payment, set-off, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates in whole or in part any member of the Purchaser’s Group in respect of the loss or liability which is the subject matter of the Claim, then at the election and in the sole discretion of the Seller, the Purchaser shall procure that all steps are taken to enforce recovery against the third party, and such Claim will be reduced or satisfied to the extent of such actual recovery.

(b)	If, prior to or following payment by the Seller of an amount in discharge of any Claim under or otherwise in connection with this Agreement (the Claim Payment), any member of the Purchaser’s Group is entitled to recover or receives (whether by payment, set-off, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser in whole or in part any member of the Purchaser’s Group in respect of the Damages which are the subject matter of the Claim or which would not have been received but for the circumstances which give rise to the Claim, then at the election of the Seller, acting reasonably and with due regard to Purchaser’s interests, the Purchaser shall procure that all reasonable steps are taken to enforce recovery against the third party, and shall, or shall procure that the relevant member of the Purchaser’s Group shall, pay to such Seller, as soon as practicable after receipt, the lower of the following two (2) amounts:

(i)	any actual recovery; and

(ii)	the amount previously paid by such Seller to the Purchaser or any member of the Purchaser’s Group.

1.8	Net financial benefit

There shall be no liability towards the Purchaser under or otherwise in connection with this Agreement in respect of any claim to the extent of any corresponding cash savings by or quantifiable net cash benefit to the Purchaser or any member of the Purchaser’s Group arising in respect of those Damages for the facts giving rise to those Damages.

1.9	Insurance

Without prejudice to the Purchaser’s duty to prevent and mitigate any damages, if in respect of any matter which would otherwise give rise to liability of a Seller under this Agreement, the SPV is entitled to claim under any policy of insurance, the amount of insurance monies to which the SPV is or would have been entitled shall reduce pro tanto or extinguish the amount of Damages to which the Purchaser would otherwise be entitled.

1.10	Double recovery

The Seller shall not liable under or otherwise in connection with this Agreement more than once in respect of the same Damages, even if more than one obligation has been breached.

1.11	Exceptions

The limitations of Seller’s liability set out in this Schedule or elsewhere in this Agreement shall not apply at all in the event of fraud (bedrog) within the meaning of article 3:44 DCC on the part of or attributable to the Seller.

Schedule 8 Purchaser’s Warranties

1.1	The Purchaser is a limited liability company duly incorporated and validly existing under the Laws of its jurisdiction of incorporation.

1.2	The Purchaser has not been dissolved nor is in the process of liquidation. No action or request is pending (whether made by the Purchaser or by any other person) or threatened to declare the Purchaser insolvent, to adjudicate bankruptcy, to grant a moratorium or a suspension of payments, or to dissolve or liquidate the Purchaser and no facts or circumstances exist which would entitle any person to commence any of those proceedings in any jurisdiction against the Purchaser.

1.3	The Purchaser has full power and capacity and has taken all necessary action to authorise it to enter into and fulfil its obligations under this Agreement and each Transaction Document, and this Agreement constitutes, and each Transaction Document will, when executed, constitute, legally valid and binding obligations on the Purchaser enforceable in accordance with the terms thereof.

1.4	The entering into of this Agreement and any other Transaction Document by the Purchaser and the fulfilment of its obligations thereunder by the Purchaser does not and will not conflict with, or constitute a breach of or a default or termination event under, any corporate document of the Purchaser, any agreement or instrument by which the Purchaser is bound, or any Law or order of a Governmental Authority or other restriction of any kind, that applies to or binds the Purchaser.

1.5	Except as otherwise provided in this Agreement, no filing, application, registration, notification (or similar action) with, or consent, approval, authorisation, clearance or waiver from any Governmental Authority or other person is required on the part of the Purchaser to enter into this Agreement or to consummate the transactions contemplated therein.

1.6	The Purchaser has not paid and will not pay any bonus or other incentive (in whatever form) to any shareholder, director or employee of any member of the Seller’s Group (including the SPV) as an incentive to complete the Transaction.

1.7	The Purchaser has access to the funds necessary to consummate the transactions contemplated by this Agreement.

1.8	Neither the Purchaser, its Affiliates, nor any of their respective Representatives is or has in any way been engaged in any agreement, arrangement, practice or conduct which could be considered collusive in the context of the Transaction, and the Purchaser is acting as principal and will acquire the Share for itself and not fully or partially for any other person.

Schedule 9 TAX

1	Tax Indemnity

Subject to Completion, the Seller shall indemnify (schadeloosstellen) and hold harmless (vrijwaren) the Purchaser for and against:

(a)	any Tax Liability of the SPV as a result of any event occurring or attributable to the period on or before the Effective Time, or with respect to any income, profits, turnover, gains or wages which were (deemed) earned, accrued, received or made before, the Effective Time; and

(b)	any reasonable costs and expenses properly incurred by the Purchaser or the SPV in connection with a claim under subparagraph (a) of this paragraph 1.1 or (ii) any payment of Tax or in connection with any action taken in avoiding, resisting, mitigating or settling any matter or circumstance that would otherwise give rise to a claim under subparagraph (a) of this paragraph 1.1. , including all costs and expenses incurred by the Purchaser and/or any member of the Purchaser’s Group in connection with the assessment, prevention and limitation of such financial consequences, and including the costs of professional advice.

2	Exclusions

The Seller shall not be liable in respect of any Claim under paragraph 1 of this Schedule if and to the extent:

(a)	the liability concerned arises or is increased or is not resisted as a consequence of any event, failure or omission (including a failure or omission to make any claim for Relief) carried out or effected after Completion by any member of the Purchaser’s Group or any other person whose event, failure or omission may be attributed to any member of the Purchaser’s Group, other than any such event, failure or omission carried out or effected pursuant to a legally binding commitment of the SPV entered into before Completion;

(b)	the liability concerned was settled or discharged on or before the Effective Time;

(c)	the liability concerned arises as a result of or by reference to any income, profits, gains or turnover of which the economic benefit has been earned, accrued or received by the SPV in respect of a period ending on or prior to Completion but which were not reflected in the Accounts);

(d)	it would not have arisen (or would have been reduced) but for a change on or after Completion in Tax or accounting policies (including changes to the length or any accounting period for Tax purposes), bases, practices, or methods applied in preparing any accounts or valuing any assets or liabilities of the SPV, other than a change which is necessary in order to comply with the Law applicable to the SPV at Completion;

(e)	the liability concerned arises as a result of an event occurring at the written request or with the written approval of a member of the Purchaser’s Group or any of their Representatives, including events contemplated in this Agreement;

(f)	the liability concerned arises or is increased as a result of any change or enactment of Law coming into effect after the date of this Agreement, or any change in the interpretation of existing Law since that date on the basis of case law, or the amendment of any administrative practice by any Tax Authority, in either case occurring after the date of this Agreement;

(g)	recovery has been or can be made from a third party, recovery is available under an insurance policy, or the liability concerned is otherwise compensated for, including under the Seller’s Warranties;

(h)	it is only notified of the Claim concerned after expiry of the statutory limitation period applicable to make a timely objection and/or appeal to the Tax matter giving rise to such Claim;

(i)	the liability concerned arises in respect of any period after Completion, or any event occurring in the period after, or in respect of income, profits or gains earned, accrued, received or paid for after Completion.

3	Reductions

When calculating the liability of the Seller in respect of a Claim under the Tax Indemnity, the following amounts shall be deducted:

(a)	the amount of any allowance, provision or reserve in respect of the liability giving rise to such Claim which has been made in the Accounts or has otherwise been taken into account or reflected therein, or the amount in relation to the liability giving rise to such Claim which has otherwise been taken into account in the determination of the Purchase Price; and

(b)	the amount of any Tax Benefit that is connected with such Claim or the fact or facts giving rise to such Claim.

4	Due Date for Payment

The due date for a payment to be made by the Seller as a result of a Claim under the Tax Indemnity shall be 20 (twenty) Business Days after the date on which the relevant Seller has received from the Purchaser a notice in accordance with this Agreement setting out the amount due or, if later, 20 (twenty) Business Days after the earlier of the date on which:

(a)	an agreement, compromise or settlement has been reached between the Parties with respect to the Claim concerned;

(b)	an agreement, compromise or settlement has been reached with the Tax Authority in respect of the Tax Liability that is the object of the Claim concerned; or

(c)	the decision in respect of the Tax Liability that is the object of the Claim concerned is no longer appealable.

5	Preparation of Tax Returns

(a)	The Seller shall prepare and file or procure the preparation and filing of, all Tax Returns in respect of the SPV to the extent that these are required to be filed on or before the Effective Time.

(b)	Subject to Completion, the Purchaser shall, at its own cost, timely prepare and file, or procure the timely preparation and filing of, all Tax Returns in respect of the SPV not covered by paragraph (a) of this Schedule in a manner and on a basis consistent with past practice, unless otherwise required by Law.

(c)	The Purchaser shall procure that no member of the Purchaser’s Group shall amend, refile, withdraw or otherwise modify, or cause or permit to be amended, refiled, withdrawn or otherwise modified, any Tax Return filed by the SPV in respect of any taxable year before the Completion Date, except as required by law or with the prior written consent of the Seller (such consent not being unreasonably withheld).

(d)	The Parties shall provide each other with such information and assistance as they (or any other member of their respective Groups) may reasonably require to comply with their respective obligations to prepare and file (or procure the preparation and filing of) Tax Returns under this paragraph 5.

6	Conduct of Tax Issues

The W&I Insurance Policy shall apply in respect of the conduct following the discovery of any fact, matter, circumstance or event (a) which has given or might give rise to a claim against any of them and which, in turn, has given or might give rise to a Claim under the Tax Indemnity, or (b) for breach of the Tax Warranties, (in both cases a Tax Issue).

7	Tax Warranties

Paragraphs (b), 3, 4 and 6 of this Schedule apply mutatis mutandis to the Tax Warranties.

8	Limitations

(a)	The limitations set forth in Schedule 7 of this Agreement with respect to Claims by the Purchaser under this Agreement shall mutatis mutandis apply with respect to the Tax Indemnity.

(b)	This Schedule governs the procedure for all Claims in relation to Tax and, in case of a conflict between this Schedule and the remainder of the Agreement, this Schedule will take precedence.

Schedule 10  DRAFT Revised O&M Agreement

Schedule 11  Earn-Out Payment

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